OSLER,
HOSKIN &
HARCOURT

Osler, Hoskin & Harcourt LLP
Barristers & Solicitors
1000 de La Gauchetière Street West, Suite 2100, Montréal, Québec, Canada H3B 4W5
T 514·904·8100 F 514·904·8101 osler.com

MONTRÉAL TORONTO OTTAWA CALGARY NEW YORK

File No. 82-3764


04054007

François Paradis
Direct Dial: (514) 904-5366
fparadis@osler.com
Our Matter Number: 1034079

December 29, 2004


SEC MAIL PROCESSING
RECEIVED
DEC 3 0 2004
WASH. D.C. 213 SECTION

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Attention: Office of International Corporate Finance

Ladies and Gentlemen:

SUPPL

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since November 22, 2004. For your convenience, a list of these documents is provided in the attached schedule.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

François Paradis

cc: Ms. Mary Cascio *(without attachments)*
Ms. Vanessa Fontana *(with attachments)*

OSLER, HOSKIN & HARCOURT

File No. 82-3764

SCHEDULE
(12/29/04)

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated September 26, 2003 requesting an exemption from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) under the Exchange Act.

	Document type	Date of filing	
		SEDAR	Schedule "A" reference number
4.	**INFORMATION RELATING TO CHANGES IN SHARE CAPITAL AND MATERIAL TRANSACTIONS**		
1.	Prospectus Pricing Supplement no. 14 dated November 22, 2004	November 22, 2004	4.4
2.	MD&A for the fourth quarter of 2004 and for the fiscal year ended October 31, 2004	December 2, 2004	2.1
3.	Interim Financial Statements for the fourth quarter of 2004	December 2, 2004	2.1
4.	News Release dated December 2, 2004	December 2, 2004	3.1
5.	Form 52-109FT2 – Certification of Interim Filings - CEO	December 2, 2004	2.1
6.	Form 52-109FT2 – Certification of Interim Filings - CFO	December 2, 2004	2.1
7.	Acceptance of Prospectus Pricing Supplement no. 14 dated November 22, 2004	December 10, 2004	4.4
8.	Press Release dated December 15, 2004	December 16, 2004	3.1
9.	Prospectus Pricing Supplement no. 15 dated December 15, 2004	December 16, 2004	4.4
10.	Notice of Meeting and Record Date dated December 17, 2004	December 17, 2004	1.4

OSLER, HOSKIN & HARCOURT

	Document type	Date of filing	
		SEDAR	Schedule "A" reference number
11.	Acceptance of Prospectus Pricing Supplement no. 15 dated December 15, 2004	December 22, 2004	4.4
12.	Form 13-502F1 – Annual Participation Fee for Reporting Issuers	December 23, 2004	2.1
13.	Audited Annual Financial Statements	December 23, 2004	2.1

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No.14 dated November 22, 2004.

(to the short form shelf prospectus dated July 14, 2003)


NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2014

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2004-11 Notes	CUSIP No.: ISIN No.:	633067558 CA 6330675589
ISSUE SIZE:	Minimum 80,000 Notes (CDN$8,000,000) Maximum 180,000 Notes (CDN$18,000,000)		
INITIAL INDEX VALUE:	CDN$99 per Note		
ISSUE AND DELIVERY DATE:	November 30, 2004		
NET PROCEEDS TO BANK:	Minimum CDN$ 7,920,000 Maximum CDN$17,820,000 (if all the Notes are sold and excluding expenses of issue)		
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	2,256,791 (excluding those described in this Pricing Supplement)		
MATURITY DATE:	December 1, 2014		
MANAGEMENT FEE:	1.00% per annum		
SERVICE FEE:	1.00% per annum		

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a) the Annual Information Form of the Bank dated November 28, 2003;

b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2003, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2002 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2003;

c) the Management Proxy Circular dated January 22, 2004 in connection with the Bank's annual meeting of shareholders held on March 10, 2004, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference;

d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2004 and 2003;

e) the Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended April 30, 2004 and 2003;

f) the Third Quarterly Report to shareholders of the Bank for the quarter ended July 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended July 31, 2004 and 2003; and

g) a material change report dated as of October 1st, 2004.

MANAGEMENT'S ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

The following text presents Management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the fourth quarter of 2004 and for the fiscal year ended October 31, 2004.

Analysis of Results

Operating Results

National Bank reported net income of $192 million for the fourth quarter ended October 31, 2004, as against $158 million for the corresponding quarter one year earlier. Earnings per share for the quarter amounted to $1.11, as against $0.87 for the same period of 2003, for an increase of 28%. Return on common shareholders' equity stood at 19.7% for the quarter, up from 16.4% for the quarter ended October 31, 2003.

For fiscal 2004, net income was $725 million, an increase of 16% from the $624 million reported at the end of fiscal 2003. Earnings per share for 2004 totalled $4.10, up 22% from $3.37 per share in fiscal 2003. Finally, return on common shareholders' equity was 18.8%, as against 16.5% one year earlier.

Results by Segment

Since the beginning of fiscal 2004, the Bank has measured the results of its operating segments in terms of actual losses rather than expected losses. Prior year figures have been reclassified to comply with the current year presentation.

Personal and Commercial

Net income for the Personal and Commercial segment amounted to $97 million for the fourth quarter of 2004, up 4% from $93 million in the corresponding quarter of 2003. Growth in the volume of loans and acceptances, partly offset by narrower spreads, helped push up revenues by approximately 5%, while operating expenses increased 4%.

At $326 million, net interest income for the quarter was $5 million or 2% higher than for the same period of 2003. The average volume of loans and acceptances grew by 7% to $40.9 billion in the fourth quarter of 2004, while the spread narrowed 14 basis points compared to the corresponding quarter of 2003. Other income for the quarter totalled $179 million, up $17 million or 10% from the fourth quarter of 2003. The main sources of growth were commercial lending fees, and card service and insurance revenues. Operating expenses for the quarter stood at $316 million, compared to $304 million for the same period of 2003, an increase of 4% owing primarily to compensation. The efficiency ratio improved to 62.6% for the fourth quarter of 2004 from 62.9% for the fourth quarter of 2003.

For fiscal 2004, net income for the Personal and Commercial segment was $388 million, an 8% increase from the $358 million recorded in 2003. Net interest income climbed $41 million or 3%, primarily due to a $1.9 billion or 5% increase in the volume of loans and acceptances. The impact on net interest income was partly offset by a change in the spread, which narrowed to 3.18% in 2004 from 3.23% in 2003. Other income reached $666 million in 2004 versus $629 million one year earlier. This growth stemmed mainly from transaction fees, card service revenues, insurance revenues and commissions paid by Wealth Management on sales of mutual funds and trust services. Operating expenses for fiscal 2004 totalled $1,216 million, as against $1,162 million in 2003. Nearly half of the $54 million increase was attributable to compensation, with IT development costs and product promotion expenses making up the balance.

Wealth Management

Net income for Wealth Management in the fourth quarter of 2004 was $25 million compared to $22 million for the same period in 2003, representing an increase of $3 million or 14%. Total revenues amounted to $180 million for the quarter, up 3% from $174 million in the corresponding period of 2003. Most of the increase was derived from higher mutual fund revenues, portfolio management and trust services. Operating expenses were $139 million for the fourth quarter of 2004, up 1% from $138 million for the same period one year earlier. The efficiency ratio improved from 79.3% in the fourth quarter of 2003 to 77.2% this quarter.

Net income for the Wealth Management segment in fiscal 2004 reached $105 million as against $82 million for fiscal 2003, for an increase of $23 million or 28%. At $743 million, revenues increased 13% from $658 million in 2003. More than half this growth stemmed from brokerage activities, one quarter from portfolio management and the balance mainly from mutual funds. Operating expenses were $576 million in 2004 versus $526 million in 2003. Nearly two-thirds of the increase was attributable to variable compensation resulting from the higher volume of brokerage transactions. Moreover, the efficiency ratio improved from 79.9% in 2003 to 77.5% in 2004.

Financial Markets

Net income for the Financial Markets segment stood at $65 million for the fourth quarter of 2004, unchanged from the year-earlier period. Trading revenues were particularly impressive in the final quarter of 2003. Their decline in the fourth quarter of 2004 was offset by gains on investment account securities and lower credit losses.

The segment posted revenues of $246 million for the quarter, compared to $274 million for the fourth quarter of 2003. Trading revenues were down $55 million, while gains on investment account securities rose $37 million.

Trading Revenues *(millions of dollars)*	**Q4 2004**	**Q4 2003**	**2004**	**2003**
Financial Markets				
Interest rate	(2)	19	43	86
Equity	58	42	190	145
Commodities and foreign exchange	8	58	30	96
	64	**119**	**263**	**327**
Other segments	3	3	8	13
Total	**67**	**122**	**271**	**340**
Net interest income	61	(33)	37	(41)
Other income	(13)	136	198	335
Taxable equivalent	19	19	36	46
Total	**67**	**122**	**271**	**340**

Totalling $146 million, operating expenses for the quarter were down $7 million from $153 million in the fourth quarter of 2003 because of lower variable compensation related to trading activities. For the fourth quarter of 2004, the segment recovered $1 million of the allowance for credit losses compared to a $19 million charge for the same period in 2003.

The Financial Markets segment generated net income of $250 million in fiscal 2004 for a 14% increase over the previous year. Segment revenues advanced 6%, or $56 million, in 2004, to $987 million. Approximately $30 million of the increase was attributable to the loss on credit derivatives recorded in 2003, while the balance of the increase was derived from gains on securities and corporate financing revenues, which were partly offset by the decline in trading revenues. The segment's operating expenses in 2004 were $541 million compared to $527 million in 2003. Variable compensation expenses increased $19 million.

Moreover, savings were realized by streamlining certain non-profitable activities. The efficiency ratio improved from 56.6% in 2003 to 54.8% in 2004.

Other

Net income for the "Other" heading in Segment Disclosures totalled $5 million in the fourth quarter of 2004 compared to a loss of $22 million for the same period last year. The variance was due primarily to the reduction in the general allowance for credit risk this quarter, representing a net-tax amount of $23 million.

For fiscal 2004, the net loss for the "Other" heading in Segment Disclosures was $18 million versus $35 million in 2003. The reduction in the general allowance for credit risk added $36 million, net of income taxes, to the results under the "Other" heading in fiscal 2004.

Consolidated Results

Total revenues

Total revenues in the fourth quarter stood at $894 million, compared to $903 million posted in the corresponding quarter of 2003.

Net interest income totalled $387 million for the period, as against $321 million for the year-earlier period, an increase of $66 million or 21%.

Net interest income for the Financial Markets segment rose $80 million owing to lower interest paid on indexed deposits linked to a trading portfolio as a result of slimmer trading revenues in the portfolio and less need to resort to financing trading activities through sales of securities sold under repurchase agreements. Moreover, net interest income at Personal and Commercial grew by $5 million, or 2%, to $326 million for the fourth quarter of 2004. This improvement was fuelled primarily by a greater volume of loans and acceptances, offset, in part, by a narrower spread. Furthermore, net interest income under the "Other" heading was down $19 million mainly due to the lower amount of capital allocated to the business segments further to the share repurchase programs.

Other income for the fourth quarter of 2004 amounted to $507 million compared to $582 million recorded for the corresponding quarter of 2003.

At $139 million, financial market fees were down $11 million from the same period a year earlier mainly because of corporate financing activities and retail brokerage activities as investors retreated from financial markets, generating fewer fees this quarter than in the year-earlier period.

The portion of trading revenues recorded as other income fell $149 million from the fourth quarter of 2003. However, since less interest was paid on trading activities recorded as net interest income, total trading revenues for the quarter declined $55 million. Moreover, gains on investment account securities advanced $50 million to $51 million in the fourth quarter of 2004.

Lending fees combined with revenues on acceptances, letters of credit and letters of guarantee increased $7 million, or 10%, to $74 million. This growth was due to commercial lending activities and corporate financing.

Securitization revenues for the quarter declined $14 million to $41 million as a result of the recent interest rate hikes, which reduced the gain on the sale of the underlying assets.

Lastly, revenues from trust services and mutual funds rose $10 million, or 19%, in the quarter to $63 million.

This growth was attributable to the correspondent network, investment management, trust services and the increase in mutual fund assets under management.

For fiscal 2004, total revenues increased 6% to reach $3.549 million compared to $3,362 million in 2003. Excluding the "Other" heading, slightly more than half of total revenues in 2004 were derived from Personal and Commercial Banking, approximately 20% from Wealth Management and the remaining 27%, from Financial Markets. These proportions are similar to those recorded last year.

At $1.383 million, net interest income in 2004 rose $59 million, or 4%, from $1.324 million in 2003. Net interest income for the Personal and Commercial segment accounted for $41 million of the increase principally due to the $1.9 billion, or 5%, growth in loan and acceptance volumes, which was partly offset by the narrower spread. Net interest income at Financial Markets jumped $70 million from 2003.

This increase was attributable to trading activities, which are explained later in this report. Lastly, net interest income for the "Other" heading decreased $54 million from 2003 because of share repurchase programs, which reduced capital and securitization activities.

Other income totalled $2.166 million in 2004, up $128 million, or 6%, from $2.038 million in 2003.

Financial market fees rose $89 million, or 16%, in 2004 to $633 million. Just over 40% of the increase was derived from individual investor brokerage activities, while the balance stemmed from the Financial Markets segment, primarily corporate financing.

Trading revenues recorded as other income totalling $198 million in 2004 were down $137 million from 2003. Due to lower interest paid on trading activities recorded as net interest income, trading revenues on the whole were down $59 million in 2004. However, gains on investment account securities shot up $90 million to $91 million in fiscal 2004.

Lending fees and other credit activities reached $303 million dollars in 2004 compared to $267 million in the previous year. An unamortized balance of certain mortgage loan prepayment fees, amounting to $25 million, was included in "Lending fees" following the application of a new accounting standard that came into effect this year.
Insurance revenues and consumer and corporate lending activities accounted for the remainder of the increase.

Securitization revenues decreased $24 million, or 12%, owing to the termination of certain programs and smaller gains on the sale of the underlying assets.

At $72 million, foreign exchange revenues in fiscal 2004 surpassed 2003 results by $6 million, or 9%.

Revenues from trust services and mutual funds stood at $244 million in 2004, up $34 million, or 16%, from the previous year.

Approximately one-third of the increase was derived from correspondent network services, another 30% from investment management, one quarter from trust services and the remainder from mutual funds.

Approximately 35% of the increase in other items in "Other income" was attributable to investment management services.

Operating Expenses

Operating expenses for the quarter totalled $625 million compared to $623 million for the same quarter of 2003. Salaries and staff benefits, which amounted to $342 million for the quarter and accounted for approximately 55% of expenses, were down $11 million year over year, primarily due to variable compensation related to trading activities. Occupancy costs, which totalled $60 million for the quarter, rose $12 million, mainly as a result of a higher allowance for vacant office space. Computer and equipment costs were up $15 million but were offset in large part by professional fees, which were down $11 million.

For fiscal 2004, operating expenses were $2.392 million as against $2.257 million in 2003. Slightly more than half of the $135 million increase was attributable to compensation, primarily variable compensation. Moreover, computer and equipment costs for the year amounted to $334 million, up $22 million as a result of various initiatives to improve systems. Almost 45% of the increase in the "Other" heading was attributable to product promotion expenses and customer loyalty programs. At 65.4%, the efficiency ratio for 2004 was stable over 2003 when it stood at 65.3%.

Risk Management

Credit Risk

The Bank recorded an $8 million recovery of credit losses for the quarter as against a $50 million provision for the year-earlier period. In addition to the $35 million decrease in the general allowance for credit risk, credit losses were down $20 million at Financial Markets.

For fiscal 2004, credit losses amounted to $86 million, a drop of $91 million, or 51%, versus the 2003 fiscal year.

In 2004, the Bank reduced its general allowance for credit risk by $55 million. Moreover, the provision for credit losses declined $19 million at Personal and Commercial and $11 million at Financial Markets. The remainder of the decrease stemmed from the securitization recorded under "Other" in Segment Disclosures.

As at October 31, 2004, the allowance for credit losses exceeded impaired loans by $190 million, compared to $154 million as at year-end 2003. The $36 million improvement stemmed from a $58 million decrease in net impaired loans for Corporate and Investment Banking, $17 million for Real Estate and $12 million for Commercial Banking. These decreases were partially offset by the $55 million reversal of the general allowance for credit risk.

The ratio of gross private impaired loans to total tangible capital and allowances was excellent at 11% as at October 31, 2004 versus 13% as at October 31, 2003.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data. Market risk management is described in more detail on 59 of the 2003 Annual Report 2003.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended October 31, 2004				For the quarter ended July 31, 2004			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(3.7)	(4.9)	(3.7)	(2.7)	(4.8)	(6.5)	(4.3)	(2.2)
Foreign exchange	(0.9)	(2.9)	(1.7)	(0.7)	(0.9)	(3.2)	(1.4)	(0.2)
Equities	(3.6)	(5.4)	(3.8)	(3.0)	(4.8)	(5.6)	(3.1)	(1.1)
Commodity	(1.0)	(1.0)	(0.8)	(0.6)	(0.9)	(1.0)	(0.7)	(0.6)
Correlation effect[2]	3.6	6.6	4.2	2.4	4.0	8.7	4.5	1.4
Global VaR	**(5.6)**	**(7.6)**	**(5.8)**	**(4.6)**	**(7.4)**	**(7.6)**	**(5.0)**	**(2.7)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect results from diversification by risk type.

Balance Sheet

As at October 31, 2004, the Bank's total assets stood at $88.8 billion, compared to $84.9 billion as at October 31, 2003. Loans and acceptances rose $2.9 billion, while cash resources, securities and securities purchased under reverse repurchase agreements were up $1.1 billion. The following table presents the main portfolios.

Average monthly volumes *(millions of dollars)*	October 2004	October 2003
Loans and acceptances*		
Residential mortgages	19.554	18.105
Consumer loans	6.489	5.193
Credit card receivables	1.589	1.472
Business loans	17.240	18.143
	44.872	**42.913**
Deposits		
Personal (balance)	23.675	23.512
Off-balance sheet personal savings (balance)	57.456	51.747
Business	10.683	10.533

*including securitized assets

As at October 31, 2004, residential mortgage loans were up $1.4 billion, or 8%, from October 31, 2003 to $19.6 billion. Consumer loans, which stood at $6.5 billion, have risen nearly 25% for the year. Excluding indirect loans, this strong growth, which was mainly due to partnership volumes, would have been 29%. Credit card receivables have increased 8% to $1.6 billion since the beginning of the fiscal year. Business loans and acceptances totalled $17.2 billion as against $18.1 billion as at the end of fiscal 2003. Corporate loans were down approximately $1 billion, while SME loans and acceptances remained stable.

Personal deposits stood at $23.7 billion as at October 31, 2004 versus $23.5 billion on the same date a year earlier. As at October 31, 2004, off-balance sheet personal savings administered by the Bank totalled $57.5 billion, for an increase of $5.8 billion, or 11%, since the end of fiscal 2003. Approximately 60% of the increase was attributable to savings administered by brokerage subsidiaries. Of the remainder, $1.2 billion
stemmed from mutual funds, which were up 15%. Lastly, the savings products administered by National Bank Trust grew by $900 million, or 45%, in fiscal 2004.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.6% and 13.0% respectively as at October 31, 2004 compared to 9.6% and 13.4% as at October 31, 2003. Since the beginning of the 2004 fiscal year, net income, net of dividends, has been offset in large part by the repurchase of common shares.

Dividends

At its meeting of December 2, 2004, the Board of Directors declared regular dividends on the various classes and series of preferred shares, and a dividend of 42 cents per common share, payable on February 1, 2005 to shareholders of record on December 27, 2004.

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

Book value			**22.87**	21.32	7
Stock trading range					
High	**48.78**	41.19	**48.78**	41.19	
Low	**42.31**	34.50	**40.17**	29.95	
Close	**48.78**	40.91	**48.78**	40.91	

Financial position (millions of dollars)	**October 31 2004**	October 31 2003	
Total assets	**$88,807**	$84,931	5
Loans and acceptances	**44,574**	41,715	7
Deposits	**53,432**	51,463	4
Subordinated debentures and shareholders' equity	**5,612**	5,613	(0)
Capital ratios - BIS			
Tier 1	**9.6 %**	9.6 %	
Total	**13.0 %**	13.4 %	
Impaired loans, net of specific and general allowances	**(190)**	(154)	
as a % of loans and acceptances	**(0.4) %**	(0.4) %	
Assets under administration/management	**180,598**	155,348	
Total personal savings	**81,131**	75,259	
Interest coverage	**12,61**	10.22	
Asset coverage	**3.42**	3.19	
Other information			
Number of employees	**16,555**	16,935	(2)
Number of branches in Canada	**462**	477	(3)
Number of banking machines	**770**	817	(6)


NATIONAL
BANK
OF CANADA

Report to Shareholders

Fourth Quarter 2004

National Bank announces record net income for 2004 and meets all of its financial objectives

- *Record net income of $192 million for the fourth quarter of 2004 versus $158 million for the same period of 2003*
- *Earnings per share up 28% to $1.11 per share*
- *Net income of $725 million or $4.10 per share for fiscal 2004*
- *Return on common shareholders' equity of 19.7% for the fourth quarter and 18.8% for fiscal 2004*
- *An 11% increase in the quarterly dividend*

MONTREAL, December 2, 2004 – For the fourth quarter ended October 31, 2004, National Bank reported record net income of $192 million, compared to $158 million for the corresponding quarter one year earlier. Earnings per share for the quarter stood at $1.11, up 28% from $0.87 per share in the fourth quarter of 2003.

Return on common shareholders' equity reached 19.7% for the quarter, as against 16.4% for the year-earlier period.

As a result of excellent credit quality, the Bank reduced its general allowance for credit risk by $35 million ($23 million dollars net of income taxes), which increased earnings per share for the quarter by $0.13. This adjustment is included in the "Other" heading in Segment Disclosures. Aside from the reversal of the general allowance, the growth in net income for the fourth quarter of 2004 compared to the same period of 2003 was attributable to the Personal and Commercial and Wealth Management segments.

In fact, the Personal and Commercial segment generated net income of $97 million, up $4 million, or 4%, from the same period one year earlier. Revenues climbed nearly 5% while operating expenses rose 4%.

Net income for the Wealth Management segment amounted to $25 million for the quarter, 14% higher than the $22 million recorded in the fourth quarter of 2003. Most of this increase derived from trust services.

The Financial Markets segment earned net income of $65 million, the same as in the fourth quarter of 2003. The decline in trading revenues was largely offset by gains on securities and lower credit losses at Corporate and Investment Banking.

	For the quarter ended October 31		
	2004	**2003**	**%**
Net income			
Personal and Commercial	97	93	+4
Wealth Management	25	22	+14
Financial Markets	65	65	-
Other	5	(22)	
Total	192	158	+22
Earnings per share	$1.11	$0.87	+28
Return on common shareholders' equity	19.7%	16.4%	

	For the fiscal year ended October 31		
	2004	**2003**	**%**
Net income			
Personal and Commercial	388	358	+8
Wealth Management	105	82	+28
Financial Markets	250	219	+14
Other	(18)	(35)	
Total	725	624	+16
Earnings per share	$4.10	$3.37	+22
Return on common shareholders' equity	18.8%	16.5%	

"National Bank had another strong quarter, as expected," said Réal Raymond, President and Chief Executive Officer. "We're very satisfied with the way each segment has progressed. We are determined to capitalize on our expanding distribution network and product line and still deliver high-quality customer service," he continued, adding, "Our strategy, defined by our resolve to continue to be the leading bank in Quebec and to adopt a selective approach by choosing specialized niches elsewhere in Canada, is clearly driving this growth."

The Board of Directors today approved an 11% increase in the quarterly dividend, bringing the amount paid to $0.42 per share.

For fiscal 2004, the Bank posted record net income of $725 million, as against $624 million for the previous year, for an increase of 16%. Earnings per share were up 22%, from $3.37 for fiscal 2003 to $4.10 for fiscal 2004. Return on common shareholders' equity stood at 18.8% for fiscal 2004 compared to 16.5% for fiscal 2003. For fiscal 2004, the general allowance for credit risk was reduced by a total of $55 million ($36 million net of income taxes), adding $0.20 to earnings per share.

The Personal and Commercial segment generated net income of $388 million in 2004, up $30 million, or 8%, from the preceding year, due to revenue growth of 4% resulting from a 5% increase in the volume of loans and acceptances and a decrease in credit losses.

Net income for the Wealth Management segment rose $23 million, or 28%, to $105 million in 2004. This growth was partly due to substantial activity by individuals on financial markets during the first half of the fiscal year.

For the Financial Markets segment, net income totalled $250 million in 2004, an increase of $31 million, or 14%, compared to one year earlier. For fiscal 2004, gains on securities, corporate financing transactions and lower credit losses largely offset lower trading activities.

As at October 31, 2004, specific allowances and the general allowance for credit risk exceeded gross impaired loans by $190 million, as against $154 million as at October 31, 2003. Taking into account the $55 million reduction in the general allowance for credit risk, which amounted to $350 million as at October 31, 2004, net impaired loans fell by $91 million, or nearly 60%, with Corporate and Investment Banking accounting for two-thirds of the decrease.

Tier 1 and total capital ratios were respectively 9.6% and 13.0% as at October 31, 2004 versus 9.6% and 13.4% as at October 31, 2003. During the year, the Bank repurchased 8.7 million common shares for cancellation under the normal course bid for an amount of $382 million.

"Our 2004 results reveal an efficient, financially solid business that is seriously committed to its customers," said Réal Raymond, President and Chief Executive Officer. "As we turn the page on fiscal 2004, all of our attention will be focused on steering our resources and people towards growth. Our financial performance is proof that the strategy we implemented will ensure long-term growth for our shareholders. And on that note, I would like to thank our employees for delivering a fantastic year."

		Results	
	Objectives	Q4 2004	Fiscal year ended October 31, 2004
Growth in earnings per share	5% - 10%	28%	22%
Return on common shareholders' equity (ROE)	15% - 17%	19.7%	18.8%
Tier 1 capital ratio	8.75% - 9.50%	9.6%	9.6%
Dividend payout ratio	35% - 45%	35%	35%

For more information:

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. *These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.*

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by a variety of factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Management's Discussion and Analysis of Financial Condition and Operating Results

The following text presents Management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the fourth quarter of 2004 and for the fiscal year ended October 31, 2004.

Analysis of Results

Operating Results

National Bank reported net income of $192 million for the fourth quarter ended October 31, 2004, as against $158 million for the corresponding quarter one year earlier. Earnings per share for the quarter amounted to $1.11, as against $0.87 for the same period of 2003, for an increase of 28%. Return on common shareholders' equity stood at 19.7% for the quarter, up from 16.4% for the quarter ended October 31, 2003.

For fiscal 2004, net income was $725 million, an increase of 16% from the $624 million reported at the end of fiscal 2003. Earnings per share for 2004 totalled $4.10, up 22% from $3.37 per share in fiscal 2003. Finally, return on common shareholders' equity was 18.8%, as against 16.5% one year earlier.

Results by Segment

Since the beginning of fiscal 2004, the Bank has measured the results of its operating segments in terms of actual losses rather than expected losses. Prior year figures have been reclassified to comply with the current year presentation.

Personal and Commercial

Net income for the Personal and Commercial segment amounted to $97 million for the fourth quarter of 2004, up 4% from $93 million in the corresponding quarter of 2003. Growth in the volume of loans and acceptances, partly offset by narrower spreads, helped push up revenues by approximately 5%, while operating expenses increased 4%.

At $326 million, net interest income for the quarter was $5 million or 2% higher than for the same period of 2003. The average volume of loans and acceptances grew by 7% to $40.9 billion in the fourth quarter of 2004, while the spread narrowed 14 basis points compared to the corresponding quarter of 2003. Other income for the quarter totalled $179 million, up $17 million or 10% from the fourth quarter of 2003. The main sources of growth were commercial lending fees, and card service and insurance revenues. Operating expenses for the quarter stood at $316 million, compared to $304 million for the same period of 2003, an increase of 4% owing primarily to compensation. The efficiency ratio improved to 62.6% for the fourth quarter of 2004 from 62.9% for the fourth quarter of 2003.

For fiscal 2004, net income for the Personal and Commercial segment was $388 million, an 8% increase from the $358 million recorded in 2003. Net interest income climbed $41 million or 3%, primarily due to a $1.9 billion or 5% increase in the volume of loans and acceptances. The impact on net interest income was partly offset by a change in the spread, which narrowed to 3.18% in 2004 from 3.23% in 2003. Other income reached $666 million in 2004 versus $629 million one year earlier. This growth stemmed mainly from transaction fees, card service revenues, insurance revenues and commissions paid by Wealth Management on sales of mutual funds and trust services. Operating expenses for fiscal 2004 totalled $1,216 million, as against $1,162 million in 2003. Nearly half of the $54 million increase was attributable to compensation, with IT development costs and product promotion expenses making up the balance.

Wealth Management

Net income for Wealth Management in the fourth quarter of 2004 was $25 million compared to $22 million for the same period in 2003, representing an increase of $3 million or 14%. Total revenues amounted to $180 million for the quarter, up 3% from $174 million in the corresponding period of 2003. Most of the increase was derived from higher mutual fund revenues, portfolio management and trust services. Operating expenses were $139 million for the fourth quarter of 2004, up 1% from $138 million for the same period one year earlier. The efficiency ratio improved from 79.3% in the fourth quarter of 2003 to 77.2% this quarter.

Net income for the Wealth Management segment in fiscal 2004 reached $105 million as against $82 million for fiscal 2003, for an increase of $23 million or 28%. At $743 million, revenues increased 13% from $658 million in 2003. More than half this growth stemmed from brokerage activities, one quarter from portfolio management and the balance mainly from mutual funds. Operating expenses were $576 million in 2004 versus $526 million in 2003. Nearly two-thirds of the increase was attributable to variable compensation resulting from the higher volume of brokerage transactions. Moreover, the efficiency ratio improved from 79.9% in 2003 to 77.5% in 2004.

Financial Markets

Net income for the Financial Markets segment stood at $65 million for the fourth quarter of 2004, unchanged from the year-earlier period. Trading revenues were particularly impressive in the final quarter of 2003. Their decline in the fourth quarter of 2004 was offset by gains on investment account securities and lower credit losses.

The segment posted revenues of $246 million for the quarter, compared to $274 million for the fourth quarter of 2003. Trading revenues were down $55 million, while gains on investment account securities rose $37 million.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Trading Revenues (millions of dollars)	Q4 2004	Q4 2003	2004	2003
Financial Markets				
Interest rate	(2)	19	43	86
Equities	58	42	190	145
Commodities and foreign exchange	8	58	30	96
	64	**119**	**263**	**327**
Other segments	3	3	8	13
Total	**67**	**122**	**271**	**340**
Net interest income	61	(33)	37	(41)
Other income	(13)	136	198	335
Taxable equivalent	19	19	36	46
Total	**67**	**122**	**271**	**340**

Totalling $146 million, operating expenses for the quarter were down $7 million from $153 million in the fourth quarter of 2003 because of lower variable compensation related to trading activities. For the fourth quarter of 2004, the segment recovered $1 million of the allowance for credit losses compared to a $19 million charge for the same period in 2003.

The Financial Markets segment generated net income of $250 million in fiscal 2004 for a 14% increase over the previous year. Segment revenues advanced 6%, or $56 million, in 2004, to $987 million. Approximately $30 million of the increase was attributable to the loss on credit derivatives recorded in 2003, while the balance of the increase was derived from gains on securities and corporate financing revenues, which were partly offset by the decline in trading revenues. The segment's operating expenses in 2004 were $541 million compared to $527 million in 2003. Variable compensation expenses increased $19 million. Moreover, savings were realized by streamlining certain non-profitable activities. The efficiency ratio improved from 56.6% in 2003 to 54.8% in 2004.

Other

Net income for the "Other" heading in Segment Disclosures totalled $5 million in the fourth quarter of 2004 compared to a loss of $22 million for the same period last year. The variance was due primarily to the reduction in the general allowance for credit risk this quarter, representing a net-tax amount of $23 million.

For fiscal 2004, the net loss for the "Other" heading in Segment Disclosures was $18 million versus $35 million in 2003. The reduction in the general allowance for credit risk added $36 million, net of income taxes, to the results under the "Other" heading in fiscal 2004.

Consolidated Results

Total revenues

Total revenues in the fourth quarter stood at $894 million, compared to $903 million posted in the corresponding quarter of 2003.

Net interest income totalled $387 million for the period, as against $321 million for the year-earlier period, an increase of $66 million or 21%. Net interest income for the Financial Markets segment rose $80 million owing to lower interest paid on indexed deposits linked to a trading portfolio as a result of slimmer trading revenues in the portfolio and less need to resort to financing trading activities through sales of securities sold under repurchase agreements. Moreover, net interest income at Personal and Commercial grew by $5 million, or 2%, to $326 million for the fourth quarter of 2004. This improvement was fuelled primarily by a greater volume of loans and acceptances, offset, in part, by a narrower spread. Furthermore, net interest income under the "Other" heading was down $19 million mainly due to the lower amount of capital allocated to the business segments further to the share repurchase programs.

Other income for the fourth quarter of 2004 amounted to $507 million compared to $582 million recorded for the corresponding quarter of 2003.

At $139 million, financial market fees were down $11 million from the same period a year earlier mainly because of corporate financing activities and retail brokerage activities as investors retreated from financial markets, generating fewer fees this quarter than in the year-earlier period.

The portion of trading revenues recorded as other income fell $149 million from the fourth quarter of 2003. However, since less interest was paid on trading activities recorded as net interest income, total trading revenues for the quarter declined $55 million. Moreover, gains on investment account securities advanced $50 million to $51 million in the fourth quarter of 2004.

Lending fees combined with revenues on acceptances, letters of credit and letters of guarantee increased $7 million, or 10%, to $74 million. This growth was due to commercial lending activities and corporate financing.

Securitization revenues for the quarter declined $14 million to $41 million as a result of the recent interest rate hikes, which reduced the gain on the sale of the underlying assets.

Lastly, revenues from trust services and mutual funds rose $10 million, or 19%, in the quarter to $63 million. This growth was attributable to the correspondent network, investment management, trust services and the increase in mutual fund assets under management.

For fiscal 2004, total revenues increased 6% to reach $3,549 million compared to $3,362 million in 2003. Excluding the "Other" heading, slightly more than half of total revenues in 2004 were derived from Personal and Commercial Banking, approximately 20% from Wealth Management and the remaining 27%, from Financial Markets. These proportions are similar to those recorded last year.

At $1,383 million, net interest income in 2004 rose $59 million, or 4%, from $1,324 million in 2003. Net interest income for the Personal and Commercial segment accounted for $41 million of the increase principally due to the $1.9 billion, or 5%, growth in loan and acceptance volumes, which was partly offset by the narrower spread. Net interest income at Financial Markets jumped $70 million from 2003.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

This increase was attributable to trading activities, which are explained later in this report. Lastly, net interest income for the "Other" heading decreased $54 million from 2003 because of share repurchase programs, which reduced capital and securitization activities.

Other income totalled $2,166 million in 2004, up $128 million, or 6%, from $2,038 million in 2003.

Financial market fees rose $89 million, or 16%, in 2004 to $633 million. Just over 40% of the increase was derived from individual investor brokerage activities, while the balance stemmed from the Financial Markets segment, primarily corporate financing.

Trading revenues recorded as other income totalling $198 million in 2004 were down $137 million from 2003. Due to lower interest paid on trading activities recorded as net interest income, trading revenues on the whole were down $59 million in 2004. However, gains on investment account securities shot up $90 million to $91 million in fiscal 2004.

Lending fees and other credit activities reached $303 million dollars in 2004 compared to $267 million in the previous year. An unamortized balance of certain mortgage loan prepayment fees, amounting to $25 million, was included in "Lending fees" following the application of a new accounting standard that came into effect this year. Insurance revenues and consumer and corporate lending activities accounted for the remainder of the increase.

Securitization revenues decreased $24 million, or 12%, owing to the termination of certain programs and smaller gains on the sale of the underlying assets.

At $72 million, foreign exchange revenues in fiscal 2004 surpassed 2003 results by $6 million, or 9%.

Revenues from trust services and mutual funds stood at $244 million in 2004, up $34 million, or 16%, from the previous year. Approximately one-third of the increase was derived from correspondent network services, another 30% from investment management, one quarter from trust services and the remainder from mutual funds.

Approximately 35% of the increase in other items in "Other income" was attributable to investment management services.

Operating Expenses

Operating expenses for the quarter totalled $625 million compared to $623 million for the same quarter of 2003. Salaries and staff benefits, which amounted to $342 million for the quarter and accounted for approximately 55% of expenses, were down $11 million year over year, primarily due to variable compensation related to trading activities. Occupancy costs, which totalled $60 million for the quarter, rose $12 million, mainly as a result of a higher allowance for vacant office space. Computer and equipment costs were up $15 million but were offset in large part by professional fees, which were down $11 million.

For fiscal 2004, operating expenses were $2,392 million as against $2,257 million in 2003. Slightly more than half of the $135 million increase was attributable to compensation, primarily variable compensation. Moreover, computer and equipment costs for the year amounted to $334 million, up $22 million as a result of various initiatives to improve systems. Almost 45% of the increase in the "Other" heading was attributable to product promotion expenses and customer loyalty programs. At 65.4%, the efficiency ratio for 2004 was stable over 2003 when it stood at 65.3%.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended October 31, 2004				For the quarter ended July 31, 2004			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(3.7)	(4.9)	(3.7)	(2.7)	(4.8)	(6.5)	(4.3)	(2.2)
Foreign exchange	(0.9)	(2.9)	(1.7)	(0.7)	(0.9)	(3.2)	(1.4)	(0.2)
Equity	(3.6)	(5.4)	(3.8)	(3.0)	(4.8)	(5.6)	(3.1)	(1.1)
Commodity	(1.0)	(1.0)	(0.8)	(0.6)	(0.9)	(1.0)	(0.7)	(0.6)
Correlation effect [2]	3.6	6.6	4.2	2.4	4.0	8.7	4.5	1.4
Global VaR	**(5.6)**	**(7.6)**	**(5.8)**	**(4.6)**	**(7.4)**	**(7.6)**	**(5.0)**	**(2.7)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.

(2) The correlation effect results from diversification by risk type.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Risk Management

Credit Risk

The Bank recorded an $8 million recovery of credit losses for the quarter as against a $50 million provision for the year-earlier period. In addition to the $35 million decrease in the general allowance for credit risk, credit losses were down $20 million at Financial Markets.

For fiscal 2004, credit losses amounted to $86 million, a drop of $91 million, or 51%, versus the 2003 fiscal year. In 2004, the Bank reduced its general allowance for credit risk by $55 million. Moreover, the provision for credit losses declined $19 million at Personal and Commercial and $11 million at Financial Markets. The remainder of the decrease stemmed from the securitization recorded under "Other" in Segment Disclosures.

As at October 31, 2004, the allowance for credit losses exceeded impaired loans by $190 million, compared to $154 million as at year-end 2003. The $36 million improvement stemmed from a $58 million decrease in net impaired loans for Corporate and Investment Banking, $17 million for Real Estate and $12 million for Commercial Banking. These decreases were partially offset by the $55 million reversal of the general allowance for credit risk.

The ratio of gross private impaired loans to total tangible capital and allowances was excellent at 11% as at October 31, 2004 versus 13% as at October 31, 2003.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data. Market risk management is described in more detail on page 59 of the 2003 Annual Report.

The table on page 5 entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Balance Sheet

As at October 31, 2004, the Bank's total assets stood at $88.8 billion, compared to $84.9 billion as at October 31, 2003. Loans and acceptances rose $2.9 billion, while cash resources, securities and securities purchased under reverse repurchase agreements were up $1.1 billion. The following table presents the main portfolios.

Average monthly volumes (millions of dollars)	October 2004	October 2003
Loans and acceptances*		
Residential mortgages	19,554	18,105
Consumer loans	6,489	5,193
Credit card receivables	1,589	1,472
Business loans	17,240	18,143
	44,872	**42,913**
Deposits		
Personal (balance)	23,675	23,512
Off-balance sheet personal savings (balance)	57,456	51,747
Business	10,683	10,533

* including securitized assets

As at October 31, 2004, residential mortgage loans were up $1.4 billion, or 8%, from October 31, 2003 to $19.6 billion. Consumer loans, which stood at $6.5 billion, have risen nearly 25% for the year. Excluding indirect loans, this strong growth, which was mainly due to partnership volumes, would have been 29%. Credit card receivables have increased 8% to $1.6 billion since the beginning of the fiscal year. Business loans and acceptances totalled $17.2 billion as against $18.1 billion as at the end of fiscal 2003. Corporate loans were down approximately $1 billion, while SME loans and acceptances remained stable.

Personal deposits stood at $23.7 billion as at October 31, 2004 versus $23.5 billion on the same date a year earlier. As at October 31, 2004, off-balance sheet personal savings administered by the Bank totalled $57.5 billion, for an increase of $5.8 billion, or 11%, since the end of fiscal 2003. Approximately 60% of the increase was attributable to savings administered by brokerage subsidiaries. Of the remainder, $1.2 billion stemmed from mutual funds, which were up 15%. Lastly, the savings products administered by National Bank Trust grew by $900 million, or 45%, in fiscal 2004.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.6% and 13.0% respectively as at October 31, 2004 compared to 9.6% and 13.4% as at October 31, 2003. Since the beginning of the 2004 fiscal year, net income, net of dividends, has been offset in large part by the repurchase of common shares.

Dividends

At its meeting of December 2, 2004, the Board of Directors declared regular dividends on the various classes and series of preferred shares and a dividend of 42 cents per common share, payable on February 1, 2005 to shareholders of record on December 27, 2004.

Highlights

(unaudited)	Quarter ended October 31 2004	2003	% Change	Fiscal year ended October 31 2004	2003	% Change
Operating results						
(millions of dollars)						
Total revenues	**$894**	$903	(1)	**$3,549**	$3,362	6
Net income	**192**	158	22	**725**	624	16
Return on common shareholders' equity	**19.7 %**	16.4 %		**18.8 %**	16.5 %	
Per common share						
Earnings per share – basic	**$1.11**	$0.87	28	**$4.10**	$3.37	22
Dividends paid	**0.38**	0.28	36	**1.42**	1.08	31
Book value				**22.87**	21.32	7
Stock trading range						
High	**48.78**	41.19		**48.78**	41.19	
Low	**42.31**	34.50		**40.17**	29.95	
Close	**48.78**	40.91		**48.78**	40.91	

Financial position (millions of dollars)	**October 31 2004**	October 31 2003	
Total assets	**$88,807**	$84,931	5
Loans and acceptances	**44,574**	41,715	7
Deposits	**53,432**	51,463	4
Subordinated debentures and shareholders' equity	**5,612**	5,613	-
Capital ratios - BIS			
Tier 1	**9.6 %**	9.6 %	
Total	**13.0 %**	13.4 %	
Impaired loans, net of specific and general allowances	**(190)**	(154)	
as a % of loans and acceptances	**(0.4)%**	(0.4)%	
Assets under administration/management	**180,598**	155,348	
Total personal savings	**81,131**	75,259	
Interest coverage	**12.61**	10.22	
Asset coverage	**3.42**	3.19	
Other information			
Number of employees	**16,555**	16,935	(2)
Number of branches in Canada	**462**	477	(3)
Number of banking machines	**770**	817	(6)

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended			Fiscal year ended	
	October 31 2004	July 31 2004	October 31 2003	**October 31 2004**	October 31 2003
Interest income and dividends					
Loans	**483**	472	500	**1,904**	1,977
Securities	**155**	152	125	**588**	526
Deposits with financial institutions	**24**	28	31	**113**	131
	662	652	656	**2,605**	2,634
Interest expense					
Deposits	**194**	173	247	**800**	1,030
Subordinated debentures	**24**	25	26	**99**	105
Other	**57**	64	62	**323**	175
	275	262	335	**1,222**	1,310
Net interest income	**387**	390	321	**1,383**	1,324
Other income					
Financial market fees	**139**	152	150	**633**	544
Deposit and payment service charges	**50**	50	50	**200**	192
Trading revenues	**(13)**	2	136	**198**	335
Gains on investment account securities, net	**51**	12	1	**91**	1
Card service revenues	**12**	13	12	**49**	49
Lending fees	**58**	53	55	**238**	204
Acceptances, letters of credit and guarantee	**16**	17	12	**65**	63
Securitization revenues	**41**	45	55	**180**	204
Foreign exchange revenues	**17**	18	15	**72**	66
Trust services and mutual funds	**63**	62	53	**244**	210
Other	**73**	44	43	**196**	170
	507	468	582	**2,166**	2,038
Total revenues	**894**	858	903	**3,549**	3,362
Provision for credit losses (recovery)	**(8)**	31	50	**86**	177
	902	827	853	**3,463**	3,185
Operating expenses					
Salaries and staff benefits	**342**	325	353	**1,359**	1,287
Occupancy	**60**	46	48	**200**	192
Computers and equipment	**96**	81	81	**334**	312
Communications	**19**	19	20	**77**	80
Professional fees	**20**	42	31	**118**	112
Other	**88**	73	90	**304**	274
	625	586	623	**2,392**	2,257
Income before income taxes and non-controlling interest	**277**	241	230	**1,071**	928
Income taxes	**77**	68	66	**318**	277
	200	173	164	**753**	651
Non-controlling interest	**8**	6	6	**28**	27
Net income	**192**	167	158	**725**	624
Dividends on preferred shares	**5**	6	6	**23**	25
Net income available to common shareholders	**187**	161	152	**702**	599
Number of common shares outstanding (thousands)					
Average - basic	**167,671**	169,332	174,585	**170,918**	177,751
Average - diluted	**169,936**	171,634	176,347	**173,276**	179,235
At end				**167,430**	174,620
Earnings per common share					
Basic	**1.11**	0.95	0.87	**4.10**	3.37
Diluted	**1.09**	0.94	0.86	**4.05**	3.34
Dividends per common share	**0.38**	0.38	0.28	**1.42**	1.08

Consolidated Balance Sheet

(unaudited) (millions of dollars)	**October 31 2004**	July 31 2004	October 31 2003
ASSETS			
Cash resources			
Cash	**481**	226	222
Deposits with financial institutions	**5,296**	6,743	6,825
	5,777	6,969	7,047
Securities			
Investment account	**7,428**	5,631	6,998
Trading account	**20,561**	18,992	19,151
Loan substitutes	**18**	18	30
	28,007	24,641	26,179
Securities purchased under reverse repurchase agreements	**4,496**	4,451	3,955
Loans			
Residential mortgage	**15,500**	15,170	13,976
Personal and credit card	**7,825**	7,146	6,101
Business and government	**18,751**	19,394	18,934
Allowance for credit losses	**(578)**	(622)	(630)
	41,498	41,088	38,381
Other			
Customers' liability under acceptances	**3,076**	3,038	3,334
Premises and equipment	**267**	272	263
Goodwill	**662**	662	660
Intangible assets	**180**	181	183
Other assets	**4,844**	4,253	4,929
	9,029	8,406	9,369
	88,807	85,555	84,931
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**23,675**	23,888	23,512
Business and government	**24,299**	23,847	22,700
Deposit-taking institutions	**5,458**	6,533	5,251
	53,432	54,268	51,463
Other			
Acceptances	**3,076**	3,038	3,334
Obligations related to securities sold short	**10,204**	9,140	8,457
Securities sold under repurchase agreements	**8,182**	7,233	8,674
Other liabilities	**7,931**	5,878	6,992
	29,393	25,289	27,457
Subordinated debentures	**1,408**	1,474	1,516
Non-controlling interest	**370**	402	398
Shareholders' equity			
Preferred shares	**375**	375	375
Common shares	**1,545**	1,544	1,583
Contributed surplus	**7**	6	2
Unrealized foreign currency translation adjustments	**(10)**	-	6
Retained earnings	**2,287**	2,197	2,131
	4,204	4,122	4,097
	88,807	85,555	84,931

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended October 31		Fiscal year ended October 31	
	2004	2003	**2004**	2003
Cash flows from operating activities				
Net income	**192**	158	**725**	624
Adjustments for:				
Provision for credit losses (recovery)	**(8)**	50	**86**	177
Amortization of premises and equipment	**16**	13	**52**	49
Future income taxes	**50**	3	**50**	5
Translation adjustment on foreign currency subordinated debentures	**(32)**	(29)	**(29)**	(76)
Gains on sales of investment account securities, net	**(51)**	(1)	**(91)**	(1)
Gains on asset securitization	**(14)**	(29)	**(67)**	(86)
Stock option expense	**1**	-	**5**	2
Change in interest payable	**6**	56	**4**	72
Change in interest and dividends receivable	**93**	(49)	**320**	(34)
Change in income taxes payable	**(17)**	72	**(160)**	208
Change in unrealized losses (gains) and net amounts payable on derivative contracts	**177**	(151)	**10**	(458)
Change in trading account securities	**(1,569)**	(4,519)	**(1,410)**	(5,972)
Excess of pension plan contributions over expenses	**-**	(178)	**(20)**	(255)
Change in other items	**1,073**	435	**807**	1,034
	(83)	(4,169)	**282**	(4,711)
Cash flows from financing activities				
Change in deposits	**(836)**	(64)	**1,969**	(227)
Maturity of subordinated debentures	**(34)**	-	**(79)**	-
Issuance of common shares	**9**	3	**42**	26
Issuance of preferred shares	**-**	-	**-**	200
Repurchase of common shares for cancellation	**(41)**	-	**(382)**	(298)
Redemption of preferred shares for cancellation	**-**	-	**-**	(125)
Dividends paid on common shares	**-**	(98)	**(179)**	(235)
Dividends paid on preferred shares	**(6)**	(6)	**(23)**	(25)
Change in obligations related to securities sold short	**1,064**	2,230	**1,747**	2,915
Change in securities sold under repurchase agreements	**949**	2,492	**(492)**	4,258
Change in other items	**(10)**	(8)	**(16)**	(16)
	1,095	4,549	**2,587**	6,473
Cash flows from investing activities				
Change in loans	**(693)**	13	**(4,730)**	(1,328)
Proceeds from securitization of assets	**291**	567	**1,527**	1,529
Purchases of investment account securities	**(7,367)**	(6,504)	**(15,480)**	(21,342)
Sales of investment account securities	**5,621**	6,386	**15,141**	21,208
Change in securities purchased under reverse repurchase agreements	**(45)**	(360)	**(541)**	(1,589)
Net acquisition of premises and equipment	**(11)**	(31)	**(56)**	(57)
	(2,204)	71	**(4,139)**	(1,579)
Increase (decrease) in cash and cash equivalents	**(1,192)**	451	**(1,270)**	183
Cash and cash equivalents at beginning	**6,969**	6,596	**7,047**	6,864
Cash and cash equivalents at end	**5,777**	7,047	**5,777**	7,047
Cash and cash equivalents				
Cash	**481**	222	**481**	222
Deposits with financial institutions	**5,296**	6,825	**5,296**	6,825
	5,777	7,047	**5,777**	7,047
Supplementary information				
Interest and dividends paid	**275**	383	**1,420**	1,498
Income taxes paid	**74**	13	**460**	127

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Fiscal year ended October 31	
	2004	2003
Preferred shares at beginning	**375**	300
Issuance of preferred shares, Series 15	**-**	200
Redemption of preferred shares, Series 12 for cancellation	**-**	(125)
Preferred shares at end	**375**	375
Common shares at beginning	**1,583**	1,639
Issuance of common shares	**42**	26
Repurchase of common shares for cancellation (Note 7)	**(80)**	(82)
Common shares at end	**1,545**	1,583
Contributed surplus at beginning	**2**	-
Stock option expense	**5**	2
Contributed surplus at end	**7**	2
Unrealized foreign currency translation adjustments at beginning	**6**	17
Losses on foreign exchange operations whose functional currency is other than the Canadian dollar, net of income taxes	**(16)**	(11)
Unrealized foreign currency translation adjustments at end	**(10)**	6
Retained earnings at beginning	**2,131**	1,945
Net income	**725**	624
Dividends		
Preferred shares	**(23)**	(25)
Common shares	**(243)**	(193)
Income taxes related to dividends on preferred shares, Series 12, 13 and 15	**(1)**	-
Premium paid on common shares repurchased for cancellation (Note 7)	**(302)**	(216)
Share issuance expenses, net of income taxes	**-**	(4)
Retained earnings at end	**2,287**	2,131
Shareholders' equity	**4,204**	4,097

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2004.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2003, except for the new standards described in Note 2.

As at October 31, 2004, the positive fair value of financial instruments used for trading purposes is presented under "Other assets" in the Consolidated Balance Sheet; the negative fair value is presented under "Other liabilities." Figures as at October 31, 2003 have been reclassified to conform to the presentation adopted in the current year.

2. Recent Accounting Standards Adopted

Generally Accepted Accounting Principles

On November 1, 2003, the Bank adopted the requirements of Section 1100 of the CICA Handbook, "Generally Accepted Accounting Principles." This Section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP") and identifies other sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The application of this standard eliminates certain practices that may have been used within a particular industry. The only material impact on the results of the Bank is that certain mortgage loan repayment fees are no longer amortized. Since November 1, 2003, certain fees have been recognized in the Consolidated Statement of Income under "Lending fees" when earned. Prior to November 1, 2003, mortgage loan repayment fees were deferred and amortized to interest income over the term of the loan. Following the adoption of Section 1100, an unamortized balance of mortgage loan repayment fees, which amounted to $25 million as at October 31, 2003 ($16 million net of income taxes), was recorded during the first quarter in the Consolidated Statement of Income under "Lending fees." In addition, following the adoption of Section 1100, net amounts receivable from financial institutions related to cheques and other items in the clearing process are presented as assets in the Consolidated Balance Sheet, while net amounts payable to individual financial institutions are presented as liabilities. As at October 31, 2003, the net balance for all financial institutions was presented as an asset in the Consolidated Balance Sheet.

Hedging relationships

On November 1, 2003, the Bank adopted CICA Accounting Guideline No.13 "Hedging Relationships" (AcG-13). This Guideline identifies the circumstances in which hedge accounting is appropriate and discusses the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but it does not cover hedge accounting techniques. Monetary or derivative financial instruments used in risk management that satisfy the conditions for hedge accounting are recorded using the hedge accounting methodology described in Note 1 of the 2003 Annual Report.

When a hedging relationship ceases to be effective, hedge accounting will be discontinued prospectively, and the financial instrument will be carried at fair value on the Consolidated Balance Sheet as of the date hedge accounting was discontinued. Any subsequent changes in fair value will be recognized in "Other income" in conformity with EIC-128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments". Should the financial instrument once again qualify as a hedging relationship, then hedge accounting will take effect again on the new date of designation.

Derivative financial instruments that do not qualify for hedge accounting under AcG-13 are carried at fair value on the Consolidated Balance Sheet as at November 1, 2003. The resulting $16 million transitional gain is deferred and recognized in income over the remaining life term of the hedge item.

Impairment of long-lived assets

On November 1, 2003, the Bank adopted the recommendations of CICA standard "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The adoption of this standard had no impact on the consolidated financial statements for the fiscal year ended October 31, 2004.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

Equity-linked deposit contracts

On November 1, 2003, the Bank adopted CICA Accounting Guideline No. 17 "Equity-Linked Deposit Contracts". Under this Guideline, the Bank may record at fair value certain deposit obligations for which the obligation varies according to the return on equities or an equity index and which entitle investors, after a specified period of time, to receive the higher of a stated percentage of their principal investment and a variable amount based on the return on equities or an equity index. Any subsequent changes in fair value are recognized in the Consolidated Statement of Income as they arise.

The adoption of this Guideline did not have a material impact on the consolidated financial statements for the fiscal year ended October 31, 2004.

3. Recent Accounting Standards Pending Adoption

Variable interest entities

On November 1, 2004, the Bank will adopt Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline is harmonized with new FASB Interpretation No. 46 (FIN46R) "Consolidation of Variable Interest Entities" and provides guidance on the application of the standards set out in Section 1590, "Subsidiaries" of the CICA Handbook for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. Based on information currently available, the application of the provisions of AcG-15 on November 1, 2004 will result in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The estimated impact of this standard will result in an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $93 million, "Non-controlling interest" of $45 million, and "Retained earnings" of $3 million. The Bank continues to assess the impact of this new Guideline on its consolidated financial statements.

Investment companies

In January 2004, the CICA issued Accounting Guideline No.18 "Investment Companies." Under this Guideline, investment companies would be required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of the Guideline will apply to the Bank as of November 1, 2004. They may be applied prospectively or retroactively. The Bank is currently evaluating the impact of this new Guideline.

Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

4. Loans and Impaired Loans

	Gross amount	Impaired loans Gross	Specific allowances	Country risk allowance	Net
October 31, 2004					
Residential mortgage	**15,500**	**4**	**2**	**-**	**2**
Personal and credit card	**7,825**	**32**	**17**	**-**	**15**
Business and government	**18,751**	**352**	**209**	**-**	**143**
	42,076	**388**	**228**	**-**	**160**
General allowance [1]					**(350)**
Impaired loans, net of specific and general allowances					**(190)**
October 31, 2003					
Residential mortgage	13,976	7	3	-	4
Personal and credit card	6,101	33	17	-	16
Business and government	18,934	436	186	19	231
	39,011	476	206	19	251
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(154)

As at October 31, 2004, net foreclosed assets held for sale represented a negligible net amount ($6 million as at October 31, 2003) and foreclosed assets held for use, $1 million ($4 million as at October 31, 2003).

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowance for Credit Losses

The changes made to allowances during the year are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	Country risk allowance	**2004**	2003
Allowances at beginning	206	300	105	19	**630**	662
Provision for credit losses	141	(28)	(27)	-	**86**	177
Write-offs	(178)	-	-	(19)	**(197)**	(259)
Recoveries	59	-	-	-	**59**	50
Allowances at end	228	272	78	-	**578**	630

6. Pension and Other Employee Future Benefits

	Quarter ended			Fiscal year ended	
	October 31 2004	July 31 2004	October 31 2003	**October 31 2004**	October 31 2003
Pension benefit expense	**5**	11	8	**38**	32
Other employee future benefit expense	**3**	2	1	**11**	26

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

7. Capital Stock

Issued and fully paid as at October 31, 2004	
First preferred shares	
7,000,000 shares, Series 13	175
8,000,000 shares, Series 15	200
	375
167,430,253 common shares	1,545
	1,920
6,180,960 stock options outstanding	N/A

Repurchase of common shares

On December 8, 2003, the Bank commenced a normal course issuer bid for the repurchase of up to 8,700,000 common shares over a 12-month period ending no later than December 7, 2004. Repurchases were made on the open market at market prices through the facilities of The Toronto Stock Exchange. Premiums paid above the average carrying value of the common shares were charged to retained earnings.

As at October 31, 2004, the Bank completed the repurchase of 8,700,000 common shares at a cost of $382 million, which reduced common equity capital by $80 million and retained earnings by $302 million.

8. Securitization

CMHC-guaranteed mortgage loans

During the fourth quarter of 2004, the Bank securitized $291 million of guaranteed residential mortgage loans through the creation of mortgage-backed securities. The Bank received net cash proceeds of $289 million and retained the rights to the excess spread of $11 million generated on the mortgage loans. The Bank also recorded a servicing liability of $2 million. A pre-tax gain of $7 million, net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues."

Credit card receivables

Following the maturity of a $200 million bond during the fourth quarter of 2004, gross securitized credit card receivables outstanding declined from $1.1 billion to $900 million as at October 31, 2004.

9. Guarantees, Commitments and Contingent Liabilities

As at October 31, 2004, there were no significant changes with respect to the guarantees issued by the Bank as defined in Accounting Guideline No.14 "Disclosure of Guarantees" and presented in Note 18 to the Consolidated Financial Statements for the year ended October 31, 2003, except for the addition of the following guarantees:

Backstop liquidity facilities – multi-seller conduit

The Bank administers a multiseller conduit that buys various financial assets from clients and finances these purchases by issuing asset-backed commercial paper. The Bank provides backstop liquidity facilities for commercial paper to the multi-seller conduit. These backstop liquidity facilities may only be drawn upon if, after a market disruption, the conduit was unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. The terms of the backstop liquidity facilities do not require the Bank to advance money to the conduit in the event of a bankruptcy or to fund non-performing or defaulted assets. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at October 31, 2004, the maximum potential future payments that the Bank may be required to make under these backstop liquidity facilities was $1,115 million. No amount has been accrued in the Consolidated Balance Sheet with respect to these backstop liquidity facilities.

Other indemnification agreements

As a member of a securities transfer network, and pursuant to the membership agreement and the regulations governing the operation of the network, the Bank granted a mortgage to the network that could be used in the event another member fails to meet its contractual obligations. Due to the nature of the agreement, the Bank is unable to estimate the maximum amount it may be required to pay. This commitment will end when the Bank ceases to be a member of the network. No amount has been accrued in the Consolidated Balance Sheet with respect to this agreement.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

10. Segment Disclosures

Quarter ended October 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Net interest income [1]	**326**	321	**24**	24	**110**	30	**(73)**	(54)	**387**	321
Other income [1]	**179**	162	**156**	150	**136**	244	**36**	26	**507**	582
Total revenues	**505**	483	**180**	174	**246**	274	**(37)**	(28)	**894**	903
Operating expenses	**316**	304	**139**	138	**146**	153	**24**	28	**625**	623
Contribution	**189**	179	**41**	36	**100**	121	**(61)**	(56)	**269**	280
Provision for credit losses	**39**	40	**–**	–	**(1)**	19	**(46)**	(9)	**(8)**	50
Income before income taxes and non-controlling interest	**150**	139	**41**	36	**101**	102	**(15)**	(47)	**277**	230
Income taxes [1]	**53**	46	**15**	13	**36**	37	**(27)**	(30)	**77**	66
Non-controlling interest	**–**	–	**1**	1	**–**	–	**7**	5	**8**	6
Net income (net loss)	**97**	93	**25**	22	**65**	65	**5**	(22)	**192**	158
Average assets	**41,631**	39,102	**840**	802	**40,305**	39,320	**(4,711)**	(5,156)	**78,065**	74,068

Fiscal year ended October 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Net interest income [2]	**1,289**	1,248	**93**	91	**256**	186	**(255)**	(201)	**1,383**	1,324
Other income [2]	**666**	629	**650**	567	**731**	745	**119**	97	**2,166**	2,038
Total revenues	**1,955**	1,877	**743**	658	**987**	931	**(136)**	(104)	**3,549**	3,362
Operating expenses	**1,216**	1,162	**576**	526	**541**	527	**59**	42	**2,392**	2,257
Contribution	**739**	715	**167**	132	**446**	404	**(195)**	(146)	**1,157**	1,105
Provision for credit losses	**136**	155	**–**	–	**52**	63	**(102)**	(41)	**86**	177
Income before income taxes and non-controlling interest	**603**	560	**167**	132	**394**	341	**(93)**	(105)	**1,071**	928
Income taxes [2]	**215**	202	**58**	46	**144**	122	**(99)**	(93)	**318**	277
Non-controlling interest	**–**	–	**4**	4	**–**	–	**24**	23	**28**	27
Net income (net loss)	**388**	358	**105**	82	**250**	219	**(18)**	(35)	**725**	624
Average assets	**40,544**	38,679	**834**	805	**42,364**	37,819	**(5,070)**	(5,493)	**78,672**	71,810

Personal and Commercial
The *Personal and Commercial* segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The *Wealth Management* segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The *Financial Markets* segment encompasses corporate financing and lending, treasury operations, including asset and liability management, and corporate brokerage.

Other
The *Other* heading comprises securitization operations, gains on the sale of operations, certain non-recurring items and the unallocated portion of centralized services.

(1) **Taxable equivalent**
The accounting policies are the same as those described in the Note on accounting policies (Note 1), with the exception of net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $16 million ($12 million in 2003) and other income by $22 million ($19 million in 2003). An equal amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

(2) For the fiscal year ended October 31, 2004, net interest income was grossed up by $62 million ($42 million in 2003) and other income by $46 million ($55 million in 2003). An equivalent amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

Bank News

Louis Vachon to succeed Jean Turmel: Following a decision by the Board of Directors, Louis Vachon, Senior Vice-President - Treasury and Financial Markets, will succeed Jean Turmel, President - Financial Markets, Treasury and Investment Bank, when Mr. Turmel steps down on January 1, 2005. As part of his new functions, Mr. Vachon will become Chairman of the Board of a new entity, National Bank Financial Group. He will also be Chairman of the Board of Directors of Natcan Investment Management, while continuing to serve as Senior Vice-President and a member of the Bank's Executive Committee.

Honourable Mention at the 2004 Grands Prix québécois de la qualité: On September 30, the Bank proudly accepted an Honourable Mention in the "large service company" category of the *Grands Prix québécois de la qualité*. This honour recognizes the Bank's commitment to service quality and rewards its initiatives to increase customer satisfaction. The *Grands Prix québécois de la qualité* are organized jointly by the *Ministère du Développement économique et régional et de la Recherche* and the *Mouvement québécois de la qualité*. These awards highlight the work of organizations that have successfully applied best management practices to all aspects of their operations while achieving exceptional results.

Donation of $500,000 to Université de Moncton: On September 30, the Bank's Board of Directors met in Bouctouche, New Brunswick, to mark the 400th anniversary of Acadia. Réal Raymond, President and Chief Executive Officer of the Bank, used the occasion to announce a $500,000 donation to the university for its current fundraising campaign. The Bank has been a partner of *Université de Moncton* since it was created 40 years ago.

Presentations to investors by Réal Raymond and Michel Labonté: Réal Raymond, President and Chief Executive Officer, spoke to US investors at the RBC Capital Markets Financial Institutions Conference in Martha's Vineyard on investment opportunities offered by Canadian banks, especially National Bank. He also delivered a talk at the Scotia Capital Financial Summit in Toronto. Mr. Labonté, Senior Vice-President - Finance, Technology and Corporate Affairs, participated in the CIBC World Markets Frontenac Institutional Investor Conference in Quebec City. The two Canadian conferences addressed growth opportunities for the Bank across the country.

Launch of BusinessFlex Solutions inc.: On September 15, the Bank launched BusinessFlex Solutions inc., a brand new Internet banking solution tailored to the needs and realities of today's SMEs. Intended for businesses with total commercial commitments of $250,000 or less, BusinessFlex Solutions inc. offers a suite of financing, banking management, payroll and credit card solutions.

The "Connected to Your Business" trailer: Between September 13 and October 14 the "Connected to Your Business" trailer, sponsored by the Bank and IBM, toured Quebec to familiarize SME owner-managers with the Bank's online business solutions. The 58-foot trailer, stocked with sophisticated IBM equipment, made stops in six large cities throughout the province.

The Bank invests more than $800,000 in Rouyn-Noranda: On September 1, the Bank announced plans to invest more than $800,000 to construct a new branch in downtown Rouyn-Noranda. The new facilities will house all Personal and Commercial Banking services under one roof. This investment will strengthen the Bank's presence in Abitibi-Témiscamingue, where it has been an important economic partner for more than 80 years.

Something new on the Bank's website for the 18-24 set: In August, the Bank launched a new section on its website exclusively for 18-to-24-year-olds. It offers a vast array of information, useful advice and solutions that meet the savings and financing needs of this age group.

Economic Commentary

For a more detailed analysis and up-to-date information on the state of the global and local economy, we invite you to consult the following National Bank economic publications:

Economic and Financial Outlook: A complete survey of the economic outlook in North America and abroad, the provincial economies, and financial markets and sectors. Published twice a year.

Monthly Economic Monitor: An overview of recent economic developments in Canada, the United States and around the world, with an update of our economic forecast.

Economic Weekly: A weekly analysis of current economic issues along with the latest figures for selected indicators of foreign, North American and provincial economies, and commodity prices.

These publications are available on the Bank's website at **www.nbc.ca** from the menu on the right-hand side of the screen under Economic Analysis.

National Bank of Canada
Information for Shareholders and Investors

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General information: **telnat@nbc.ca**

Quarterly report publication dates for fiscal 2004-2005

First quarter	February 24, 2005
Second quarter	May 26, 2005
Third quarter	August 25, 2005
Fourth quarter	December 8, 2005

DISCLOSURE OF 4th QUARTER 2004 RESULTS

Conference Call:
- A conference call for analysts and institutional investors will be held on **December 2, 2004 at 1:00 p.m. ET.**
- Access by telephone is **1-877-211-7911** or **(416) 405-9310.**
- A recording of the conference call can be heard until December 9, 2004 by calling **1-800-408-3053** or **(416) 695-5800.** The access code is **3113879.**

Webcast:
- The conference call will be webcast live at **www.nbc.ca/investorrelations.**
- A recording of the webcast will also be available on the Internet after the call.

Financial documents:
- Quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer agent and registrar
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
E-mail: **clientele@tbn.bnc.ca**

Direct deposit service for dividends
Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the transfer agent, National Bank Trust Inc., in writing.

Dividend Reinvestment Plan
National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.


NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

www.nbc.ca/investorrelations

For immediate release

National Bank announces record net income for 2004 and meets all of its financial objectives

- **Record net income of $192 million for the fourth quarter of 2004 versus $158 million for the same period of 2003**
- **Earnings per share up 28% to $1.11 per share**
- **Net income of $725 million or $4.10 per share for fiscal 2004**
- **Return on common shareholders' equity of 19.7% for the fourth quarter and 18.8% for fiscal 2004**
- **An 11% increase in the quarterly dividend**

	For the quarter ended October 31		
Net income	**2004**	**2003**	**%**
Personal and Commercial	97	93	+ 4
Wealth Management	25	22	+ 14
Financial Markets	65	65	
Other	5	(22)	
Total	192	158	+ 22
Earnings per share	$1.11	$0.87	+ 28
Return on common shareholders' equity	19.7%	16.4%	

	For the fiscal year ended October 31		
Net income	**2004**	**2003**	**%**
Personal and Commercial	388	358	+ 8
Wealth Management	105	82	+ 28
Financial Markets	250	219	+ 14
Other	(18)	(35)	
Total	725	624	+ 16
Earnings per share	$4.10	$3.37	+ 22
Return on common shareholders' equity	18.8%	16.5%	

MONTREAL, December 2, 2004 – For the fourth quarter ended October 31, 2004, National Bank reported record net income of $192 million, compared to $158 million for the corresponding quarter one year earlier. Earnings per share for the quarter stood at $1.11, up 28% from $0.87 per share in the fourth quarter of 2003.

Return on common shareholders' equity reached 19.7% for the quarter, as against 16.4% for the year-earlier period.

As a result of excellent credit quality, the Bank reduced its general allowance for credit risk by $35 million ($23 million dollars net of income taxes), which increased earnings per share for the quarter by $0.13. This adjustment is included in the "Other" heading in Segment Disclosures. Aside from the reversal of the general allowance, the growth in net income for the fourth quarter of 2004 compared to the same period of 2003 was attributable to the Personal and Commercial and Wealth Management segments.

In fact, the Personal and Commercial segment generated net income of $97 million, up $4 million, or 4%, from the same period one year earlier. Revenues climbed nearly 5% while operating expenses rose 4%.

Net income for the Wealth Management segment amounted to $25 million for the quarter, 14% higher than the $22 million recorded in the fourth quarter of 2003. Most of this increase derived from trust services.

The Financial Markets segment earned net income of $65 million, the same as in the fourth quarter of 2003. The decline in trading revenues was largely offset by gains on securities and lower credit losses at Corporate and Investment Banking.

"National Bank had another strong quarter, as expected," said Réal Raymond, President and Chief Executive Officer. "We're very satisfied with the way each segment has progressed. We are determined to capitalize on our expanding distribution network and product line and still deliver high-quality customer service," he continued, adding, "Our strategy, defined by our resolve to continue to be the leading bank in Quebec and to adopt a selective approach by choosing specialized niches elsewhere in Canada, is clearly driving this growth."

The Board of Directors today approved an 11% increase in the quarterly dividend, bringing the amount paid to $0.42 per share.

For fiscal 2004, the Bank posted record net income of $725 million, as against $624 million for the previous year, for an increase of 16%. Earnings per share were up 22%, from $3.37 for fiscal 2003 to $4.10 for fiscal 2004. Return on common shareholders' equity stood at 18.8% for fiscal 2004 compared to 16.5% for fiscal 2003. For fiscal 2004, the general allowance for credit risk was reduced by a total of $55 million ($36 million net of income taxes), adding $0.20 to earnings per share.

The Personal and Commercial segment generated net income of $388 million in 2004, up $30 million, or 8%, from the preceding year, due to revenue growth of 4% resulting from a 5% increase in the volume of loans and acceptances and a decrease in credit losses.

Net income for the Wealth Management segment rose $23 million, or 28%, to $105 million in 2004. This growth was partly due to substantial activity by individuals on financial markets during the first half of the fiscal year.

For the Financial Markets segment, net income totalled $250 million in 2004, an increase of $31 million, or 14%, compared to one year earlier. For fiscal 2004, gains on securities, corporate financing transactions and lower credit losses largely offset lower trading activities.

As at October 31, 2004, specific allowances and the general allowance for credit risk exceeded gross impaired loans by $190 million, as against $154 million as at October 31, 2003. Taking into account the $55 million reduction in the general allowance for credit risk, which amounted to $350 million as at October 31, 2004, net impaired loans fell by $91 million, or nearly 60%, with Corporate and Investment Banking accounting for two-thirds of the decrease.

Tier 1 and total capital ratios were respectively 9.6% and 13.0% as at October 31, 2004 versus 9.6% and 13.4% as at October 31, 2003. During the year, the Bank repurchased 8.7 million common shares for cancellation under the normal course bid for an amount of $382 million.

"Our 2004 results reveal an efficient, financially solid business that is seriously committed to its customers," said Réal Raymond, President and Chief Executive Officer. "As we turn the page on fiscal 2004, all of our attention will be focused on steering our resources and people towards growth. Our financial performance is proof that the strategy we implemented will ensure long-term growth for our shareholders. And on that note, I would like to thank our employees for delivering a fantastic year."

		Results	
	Objectives	**Q4 2004**	**Fiscal year ended October 31 2004**
Growth in earnings per share	5% - 10%	28%	22%
Return on common shareholders' equity	15% - 17%	19.7%	18.8%
Tier 1 capital ratio	8.75% - 9.50%	9.6%	9.6%
Dividend payout ratio	35% - 45%	35%	35%

MANAGEMENT'S ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

The following text presents Management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the fourth quarter of 2004 and for the fiscal year ended October 31, 2004.

Analysis of Results

Operating Results

National Bank reported net income of $192 million for the fourth quarter ended October 31, 2004, as against $158 million for the corresponding quarter one year earlier. Earnings per share for the quarter amounted to $1.11, as against $0.87 for the same period of 2003, for an increase of 28%. Return on common shareholders' equity stood at 19.7% for the quarter, up from 16.4% for the quarter ended October 31, 2003.

For fiscal 2004, net income was $725 million, an increase of 16% from the $624 million reported at the end of fiscal 2003. Earnings per share for 2004 totalled $4.10, up 22% from $3.37 per share in fiscal 2003. Finally, return on common shareholders' equity was 18.8%, as against 16.5% one year earlier.

Results by Segment

Since the beginning of fiscal 2004, the Bank has measured the results of its operating segments in terms of actual losses rather than expected losses. Prior year figures have been reclassified to comply with the current year presentation.

Personal and Commercial

Net income for the Personal and Commercial segment amounted to $97 million for the fourth quarter of 2004, up 4% from $93 million in the corresponding quarter of 2003. Growth in the volume of loans and acceptances, partly offset by narrower spreads, helped push up revenues by approximately 5%, while operating expenses increased 4%.

At $326 million, net interest income for the quarter was $5 million or 2% higher than for the same period of 2003. The average volume of loans and acceptances grew by 7% to $40.9 billion in the fourth quarter of 2004, while the spread narrowed 14 basis points compared to the corresponding quarter of 2003. Other income for the quarter totalled $179 million, up $17 million or 10% from the fourth quarter of 2003. The main sources of growth were commercial lending fees, and card service and insurance revenues. Operating expenses for the quarter stood at $316 million, compared to $304 million for the same period of 2003, an increase of 4% owing primarily to compensation. The efficiency ratio improved to 62.6% for the fourth quarter of 2004 from 62.9% for the fourth quarter of 2003.

For fiscal 2004, net income for the Personal and Commercial segment was $388 million, an 8% increase from the $358 million recorded in 2003. Net interest income climbed $41 million or 3%, primarily due to a $1.9 billion or 5% increase in the volume of loans and acceptances. The impact on net interest income was partly offset by a change in the spread, which narrowed to 3.18% in 2004 from 3.23% in 2003. Other income reached $666 million in 2004 versus $629 million one year earlier. This growth stemmed mainly from transaction fees, card service revenues, insurance revenues and commissions paid by Wealth Management on sales of mutual funds and trust services. Operating expenses for fiscal 2004 totalled $1,216 million, as against $1,162 million in 2003. Nearly half of the $54 million increase was attributable to compensation, with IT development costs and product promotion expenses making up the balance.

Wealth Management

Net income for Wealth Management in the fourth quarter of 2004 was $25 million compared to $22 million for the same period in 2003, representing an increase of $3 million or 14%. Total revenues amounted to $180 million for the quarter, up 3% from $174 million in the corresponding period of 2003. Most of the increase was derived from higher mutual fund revenues, portfolio management and trust services. Operating expenses were $139 million for the fourth quarter of 2004, up 1% from $138 million for the same period one year earlier. The efficiency ratio improved from 79.3% in the fourth quarter of 2003 to 77.2% this quarter.

Net income for the Wealth Management segment in fiscal 2004 reached $105 million as against $82 million for fiscal 2003, for an increase of $23 million or 28%. At $743 million, revenues increased 13% from $658 million in 2003. More than half this growth stemmed from brokerage activities, one quarter from portfolio management and the balance mainly from mutual funds. Operating expenses were $576 million in 2004 versus $526 million in 2003. Nearly two-thirds of the increase was attributable to variable compensation resulting from the higher volume of brokerage transactions. Moreover, the efficiency ratio improved from 79.9% in 2003 to 77.5% in 2004.

Financial Markets

Net income for the Financial Markets segment stood at $65 million for the fourth quarter of 2004, unchanged from the year-earlier period. Trading revenues were particularly impressive in the final quarter of 2003. Their decline in the fourth quarter of 2004 was offset by gains on investment account securities and lower credit losses.

The segment posted revenues of $246 million for the quarter, compared to $274 million for the fourth quarter of 2003. Trading revenues were down $55 million, while gains on investment account securities rose $37 million.

Trading Revenues *(millions of dollars)*	Q4 2004	Q4 2003	2004	2003
Financial Markets				
Interest rate	(2)	19	43	86
Equity	58	42	190	145
Commodities and foreign exchange	8	58	30	96
	64	**119**	**263**	**327**
Other segments	3	3	8	13
Total	**67**	**122**	**271**	**340**
Net interest income	61	(33)	37	(41)
Other income	(13)	136	198	335
Taxable equivalent	19	19	36	46
Total	**67**	**122**	**271**	**340**

Totalling $146 million, operating expenses for the quarter were down $7 million from $153 million in the fourth quarter of 2003 because of lower variable compensation related to trading activities. For the fourth quarter of 2004, the segment recovered $1 million of the allowance for credit losses compared to a $19 million charge for the same period in 2003.

The Financial Markets segment generated net income of $250 million in fiscal 2004 for a 14% increase over the previous year. Segment revenues advanced 6%, or $56 million, in 2004, to $987 million. Approximately $30 million of the increase was attributable to the loss on credit derivatives recorded in 2003, while the balance of the increase was derived from gains on securities and corporate financing revenues, which were partly offset by the decline in trading revenues. The segment's operating expenses in 2004 were $541 million compared to $527 million in 2003. Variable compensation expenses increased $19 million. Moreover, savings were realized by streamlining certain non-profitable activities. The efficiency ratio improved from 56.6% in 2003 to 54.8% in 2004.

Other

Net income for the "Other" heading in Segment Disclosures totalled $5 million in the fourth quarter of 2004 compared to a loss of $22 million for the same period last year. The variance was due primarily to the reduction in the general allowance for credit risk this quarter, representing a net-tax amount of $23 million.

For fiscal 2004, the net loss for the "Other" heading in Segment Disclosures was $18 million versus $35 million in 2003. The reduction in the general allowance for credit risk added $36 million, net of income taxes, to the results under the "Other" heading in fiscal 2004.

Consolidated Results

Total revenues

Total revenues in the fourth quarter stood at $894 million, compared to $903 million posted in the corresponding quarter of 2003.

Net interest income totalled $387 million for the period, as against $321 million for the year-earlier period, an increase of $66 million or 21%.

Net interest income for the Financial Markets segment rose $80 million owing to lower interest paid on indexed deposits linked to a trading portfolio as a result of slimmer trading revenues in the portfolio and less need to resort to financing trading activities through sales of securities sold under repurchase agreements. Moreover, net interest income at Personal and Commercial grew by $5 million, or 2%, to $326 million for the fourth quarter of 2004. This improvement was fuelled primarily by a greater volume of loans and acceptances, offset, in part, by a narrower spread. Furthermore, net interest income under the "Other" heading was down $19 million mainly due to the lower amount of capital allocated to the business segments further to the share repurchase programs.

Other income for the fourth quarter of 2004 amounted to $507 million compared to $582 million recorded for the corresponding quarter of 2003.

At $139 million, financial market fees were down $11 million from the same period a year earlier mainly because of corporate financing activities and retail brokerage activities as investors retreated from financial markets, generating fewer fees this quarter than in the year-earlier period.

The portion of trading revenues recorded as other income fell $149 million from the fourth quarter of 2003. However, since less interest was paid on trading activities recorded as net interest income, total trading revenues for the quarter declined $55 million. Moreover, gains on investment account securities advanced $50 million to $51 million in the fourth quarter of 2004.

Lending fees combined with revenues on acceptances, letters of credit and letters of guarantee increased $7 million, or 10%, to $74 million. This growth was due to commercial lending activities and corporate financing.

Securitization revenues for the quarter declined $14 million to $41 million as a result of the recent interest rate hikes, which reduced the gain on the sale of the underlying assets.

Lastly, revenues from trust services and mutual funds rose $10 million, or 19%, in the quarter to $63 million. This growth was attributable to the correspondent network, investment management, trust services and the increase in mutual fund assets under management.

For fiscal 2004, total revenues increased 6% to reach $3.549 million compared to $3,362 million in 2003. Excluding the "Other" heading, slightly more than half of total revenues in 2004 were derived from Personal and Commercial Banking, approximately 20% from Wealth Management and the remaining 27%, from Financial Markets. These proportions are similar to those recorded last year.

At $1.383 million, net interest income in 2004 rose $59 million, or 4%, from $1.324 million in 2003. Net interest income for the Personal and Commercial segment accounted for $41 million of the increase principally due to the $1.9 billion, or 5%, growth in loan and acceptance volumes, which was partly offset by the narrower spread. Net interest income at Financial Markets jumped $70 million from 2003.

This increase was attributable to trading activities, which are explained later in this report. Lastly, net interest income for the "Other" heading decreased $54 million from 2003 because of share repurchase programs, which reduced capital and securitization activities.

Other income totalled $2.166 million in 2004, up $128 million, or 6%, from $2.038 million in 2003.

Financial market fees rose $89 million, or 16%, in 2004 to $633 million. Just over 40% of the increase was derived from individual investor brokerage activities, while the balance stemmed from the Financial Markets segment, primarily corporate financing.

Trading revenues recorded as other income totalling $198 million in 2004 were down $137 million from 2003. Due to lower interest paid on trading activities recorded as net interest income, trading revenues on the whole were down $59 million in 2004. However, gains on investment account securities shot up $90 million to $91 million in fiscal 2004.

Lending fees and other credit activities reached $303 million dollars in 2004 compared to $267 million in the previous year. An unamortized balance of certain mortgage loan prepayment fees, amounting to $25 million, was included in "Lending fees" following the application of a new accounting standard that came into effect this year.
Insurance revenues and consumer and corporate lending activities accounted for the remainder of the increase.

Securitization revenues decreased $24 million, or 12%, owing to the termination of certain programs and smaller gains on the sale of the underlying assets.

At $72 million, foreign exchange revenues in fiscal 2004 surpassed 2003 results by $6 million, or 9%.

Revenues from trust services and mutual funds stood at $244 million in 2004, up $34 million, or 16%, from the previous year.

Approximately one-third of the increase was derived from correspondent network services, another 30% from investment management, one quarter from trust services and the remainder from mutual funds.

Approximately 35% of the increase in other items in "Other income" was attributable to investment management services.

Operating Expenses

Operating expenses for the quarter totalled $625 million compared to $623 million for the same quarter of 2003. Salaries and staff benefits, which amounted to $342 million for the quarter and accounted for approximately 55% of expenses, were down $11 million year over year, primarily due to variable compensation related to trading activities. Occupancy costs, which totalled $60 million for the quarter, rose $12 million, mainly as a result of a higher allowance for vacant office space. Computer and equipment costs were up $15 million but were offset in large part by professional fees, which were down $11 million.

For fiscal 2004, operating expenses were $2.392 million as against $2.257 million in 2003. Slightly more than half of the $135 million increase was attributable to compensation, primarily variable compensation. Moreover, computer and equipment costs for the year amounted to $334 million, up $22 million as a result of various initiatives to improve systems. Almost 45% of the increase in the "Other" heading was attributable to product promotion expenses and customer loyalty programs. At 65.4%, the efficiency ratio for 2004 was stable over 2003 when it stood at 65.3%.

Risk Management

Credit Risk

The Bank recorded an $8 million recovery of credit losses for the quarter as against a $50 million provision for the year-earlier period. In addition to the $35 million decrease in the general allowance for credit risk, credit losses were down $20 million at Financial Markets.

For fiscal 2004, credit losses amounted to $86 million, a drop of $91 million, or 51%, versus the 2003 fiscal year.

In 2004, the Bank reduced its general allowance for credit risk by $55 million. Moreover, the provision for credit losses declined $19 million at Personal and Commercial and $11 million at Financial Markets. The remainder of the decrease stemmed from the securitization recorded under "Other" in Segment Disclosures.

As at October 31, 2004, the allowance for credit losses exceeded impaired loans by $190 million, compared to $154 million as at year-end 2003. The $36 million improvement stemmed from a $58 million decrease in net impaired loans for Corporate and Investment Banking, $17 million for Real Estate and $12 million for Commercial Banking. These decreases were partially offset by the $55 million reversal of the general allowance for credit risk.

The ratio of gross private impaired loans to total tangible capital and allowances was excellent at 11% as at October 31, 2004 versus 13% as at October 31, 2003.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data. Market risk management is described in more detail on 59 of the 2003 Annual Report 2003.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [(1)]
(millions of dollars)

Global VaR by risk category	**For the quarter ended October 31, 2004**				**For the quarter ended July 31, 2004**			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(3.7)	(4.9)	(3.7)	(2.7)	(4.8)	(6.5)	(4.3)	(2.2)
Foreign exchange	(0.9)	(2.9)	(1.7)	(0.7)	(0.9)	(3.2)	(1.4)	(0.2)
Equities	(3.6)	(5.4)	(3.8)	(3.0)	(4.8)	(5.6)	(3.1)	(1.1)
Commodity	(1.0)	(1.0)	(0.8)	(0.6)	(0.9)	(1.0)	(0.7)	(0.6)
Correlation effect[(2)]	3.6	6.6	4.2	2.4	4.0	8.7	4.5	1.4
Global VaR	**(5.6)**	**(7.6)**	**(5.8)**	**(4.6)**	**(7.4)**	**(7.6)**	**(5.0)**	**(2.7)**

[(1)] Amounts are presented on a pre-tax basis and represent one-day VaR.
[(2)] The correlation effect results from diversification by risk type.

Balance Sheet

As at October 31, 2004, the Bank's total assets stood at $88.8 billion, compared to $84.9 billion as at October 31, 2003. Loans and acceptances rose $2.9 billion, while cash resources, securities and securities purchased under reverse repurchase agreements were up $1.1 billion. The following table presents the main portfolios.

Average monthly volumes *(millions of dollars)*	October 2004	October 2003
Loans and acceptances*		
Residential mortgages	19.554	18.105
Consumer loans	6.489	5.193
Credit card receivables	1.589	1.472
Business loans	17.240	18.143
	44.872	**42.913**
Deposits		
Personal (balance)	23.675	23.512
Off-balance sheet personal savings (balance)	57.456	51.747
Business	10.683	10.533

*including securitized assets

As at October 31, 2004, residential mortgage loans were up $1.4 billion, or 8%, from October 31, 2003 to $19.6 billion. Consumer loans, which stood at $6.5 billion, have risen nearly 25% for the year. Excluding indirect loans, this strong growth, which was mainly due to partnership volumes, would have been 29%. Credit card receivables have increased 8% to $1.6 billion since the beginning of the fiscal year. Business loans and acceptances totalled $17.2 billion as against $18.1 billion as at the end of fiscal 2003. Corporate loans were down approximately $1 billion, while SME loans and acceptances remained stable.

Personal deposits stood at $23.7 billion as at October 31, 2004 versus $23.5 billion on the same date a year earlier. As at October 31, 2004, off-balance sheet personal savings administered by the Bank totalled $57.5 billion, for an increase of $5.8 billion, or 11%, since the end of fiscal 2003. Approximately 60% of the increase was attributable to savings administered by brokerage subsidiaries. Of the remainder, $1.2 billion stemmed from mutual funds, which were up 15%. Lastly, the savings products administered by National Bank Trust grew by $900 million, or 45%, in fiscal 2004.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.6% and 13.0% respectively as at October 31, 2004 compared to 9.6% and 13.4% as at October 31, 2003. Since the beginning of the 2004 fiscal year, net income, net of dividends, has been offset in large part by the repurchase of common shares.

Dividends

At its meeting of December 2, 2004, the Board of Directors declared regular dividends on the various classes and series of preferred shares, and a dividend of 42 cents per common share, payable on February 1, 2005 to shareholders of record on December 27, 2004.

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

Book value			**22.87**	21.32	7
Stock trading range					
High	**48.78**	41.19	**48.78**	41.19	
Low	**42.31**	34.50	**40.17**	29.95	
Close	**48.78**	40.91	**48.78**	40.91	

Financial position (millions of dollars)	**October 31 2004**	October 31 2003	
Total assets	**$88,807**	$84,931	5
Loans and acceptances	**44,574**	41,715	7
Deposits	**53,432**	51,463	4
Subordinated debentures and shareholders' equity	**5,612**	5,613	(0)
Capital ratios - BIS			
Tier 1	**9.6 %**	9.6 %	
Total	**13.0 %**	13.4 %	
Impaired loans, net of specific and general allowances	**(190)**	(154)	
as a % of loans and acceptances	**(0.4) %**	(0.4) %	
Assets under administration/management	**180,598**	155,348	
Total personal savings	**81,131**	75,259	
Interest coverage	**12,61**	10.22	
Asset coverage	**3.42**	3.19	
Other information			
Number of employees	**16,555**	16,935	(2)
Number of branches in Canada	**462**	477	(3)
Number of banking machines	**770**	817	(6)

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended			Fiscal year ended	
	October 31 2004	July 31 2004	October 31 2003	**October 31 2004**	October 31 2003
Interest income and dividends					
Loans	**483**	472	500	**1,904**	1,977
Securities	**155**	152	125	**588**	526
Deposits with financial institutions	**24**	28	31	**113**	131
	662	652	656	**2,605**	2,634
Interest expense					
Deposits	**194**	173	247	**800**	1,030
Subordinated debentures	**24**	25	26	**99**	105
Other	**57**	64	62	**323**	175
	275	262	335	**1,222**	1,310
Net interest income	**387**	390	321	**1,383**	1,324
Other income					
Financial market fees	**139**	152	150	**633**	544
Deposit and payment service charges	**50**	50	50	**200**	192
Trading revenues	**(13)**	2	136	**198**	335
Gains on investment account securities, net	**51**	12	1	**91**	1
Card service revenues	**12**	13	12	**49**	49
Lending fees	**58**	53	55	**238**	204
Acceptances, letters of credit and guarantee	**16**	17	12	**65**	63
Securitization revenues	**41**	45	55	**180**	204
Foreign exchange revenues	**17**	18	15	**72**	66
Trust services and mutual funds	**63**	62	53	**244**	210
Other	**73**	44	43	**196**	170
	507	468	582	**2,166**	2,038
Total revenues	**894**	858	903	**3,549**	3,362
Provision for credit losses (recovery)	**(8)**	31	50	**86**	177
	902	827	853	**3,463**	3,185
Operating expenses					
Salaries and staff benefits	**342**	325	353	**1,359**	1,287
Occupancy	**60**	46	48	**200**	192
Computers and equipment	**96**	81	81	**334**	312
Communications	**19**	19	20	**77**	80
Professional fees	**20**	42	31	**118**	112
Other	**88**	73	90	**304**	274
	625	586	623	**2,392**	2,257
Income before income taxes and non-controlling interest	**277**	241	230	**1,071**	928
Income taxes	**77**	68	66	**318**	277
	200	173	164	**753**	651
Non-controlling interest	**8**	6	6	**28**	27
Net income	**192**	167	158	**725**	624
Dividends on preferred shares	**5**	6	6	**23**	25
Net income available to common shareholders	**187**	161	152	**702**	599
Number of common shares outstanding (thousands)					
Average - basic	**167,671**	169,332	174,585	**170,918**	177,751
Average - diluted	**169,936**	171,634	176,347	**173,276**	179,235
End of period				**167,430**	174,620
Earnings per common share					
Basic	**1.11**	0.95	0.87	**4.10**	3.37
Diluted	**1.09**	0.94	0.86	**4.05**	3.34
Dividends per common share	**0.38**	0.38	0.28	**1.42**	1.08

Consolidated Balance Sheet

(unaudited) (millions of dollars)	**October 31 2004**	July 31 2004	October 31 2003
ASSETS			
Cash resources			
Cash	**481**	226	222
Deposits with financial institutions	**5,296**	6,743	6,825
	5,777	6,969	7,047
Securities			
Investment account	**7,428**	5,631	6,998
Trading account	**20,561**	18,992	19,151
Loan substitutes	**18**	18	30
	28,007	24,641	26,179
Securities purchased under reverse repurchase agreements	**4,496**	4,451	3,955
Loans			
Residential mortgage	**15,500**	15,170	13,976
Personal and credit card	**7,825**	7,146	6,101
Business and government	**18,751**	19,394	18,934
Allowance for credit losses	**(578)**	(622)	(630)
	41,498	41,088	38,381
Other			
Customers' liability under acceptances	**3,076**	3,038	3,334
Premises and equipment	**267**	272	263
Goodwill	**662**	662	660
Intangible assets	**180**	181	183
Other assets	**4,844**	4,253	4,929
	9,029	8,406	9,369
	88,807	85,555	84,931
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**23,675**	23,888	23,512
Business and government	**24,299**	23,847	22,700
Deposit-taking institutions	**5,458**	6,533	5,251
	53,432	54,268	51,463
Other			
Acceptances	**3,076**	3,038	3,334
Obligations related to securities sold short	**10,204**	9,140	8,457
Securities sold under repurchase agreements	**8,182**	7,233	8,674
Other liabilities	**7,931**	5,878	6,992
	29,393	25,289	27,457
Subordinated debentures	**1,408**	1,474	1,516
Non-controlling interest	**370**	402	398
Shareholders' equity			
Preferred shares	**375**	375	375
Common shares	**1,545**	1,544	1,583
Contributed surplus	**7**	6	2
Unrealized foreign currency translation adjustments	**(10)**	-	6
Retained earnings	**2,287**	2,197	2,131
	4,204	4,122	4,097
	88,807	85,555	84,931

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended October 31		Fiscal year ended October 31	
	2004	2003	**2004**	2003
Cash flows from operating activities				
Net income	**192**	158	**725**	624
Adjustments for:				
Provision for credit losses (recovery)	**(8)**	50	**86**	177
Amortization of premises and equipment	**16**	13	**52**	49
Future income taxes	**50**	3	**50**	5
Translation adjustment on foreign currency subordinated debentures	**(32)**	(29)	**(29)**	(76)
Gains on sales of investment account securities, net	**(51)**	(1)	**(91)**	(1)
Gains on asset securitization	**(14)**	(29)	**(67)**	(86)
Stock option expense	**1**	-	**5**	2
Change in interest payable	**6**	56	**4**	72
Change in interest and dividends receivable	**93**	(49)	**320**	(34)
Change in income taxes payable	**(17)**	72	**(160)**	208
Change in unrealized losses (gains) and net amounts payable on derivative contracts	**177**	(151)	**10**	(458)
Change in trading account securities	**(1,569)**	(4,519)	**(1,410)**	(5,972)
Excess of pension plan contributions over expenses	**-**	(178)	**(20)**	(255)
Change in other items	**1,073**	435	**807**	1,034
	(83)	(4,169)	**282**	(4,711)
Cash flows from financing activities				
Change in deposits	**(836)**	(64)	**1,969**	(227)
Maturity of subordinated debentures	**(34)**	-	**(79)**	-
Issuance of common shares	**9**	3	**42**	26
Issuance of preferred shares	**-**	-	**-**	200
Repurchase of common shares for cancellation	**(41)**	-	**(382)**	(298)
Redemption of preferred shares for cancellation	**-**	-	**-**	(125)
Dividends paid on common shares	**-**	(98)	**(179)**	(235)
Dividends paid on preferred shares	**(6)**	(6)	**(23)**	(25)
Change in obligations related to securities sold short	**1,064**	2,230	**1,747**	2,915
Change in securities sold under repurchase agreements	**949**	2,492	**(492)**	4,258
Change in other items	**(10)**	(8)	**(16)**	(16)
	1,095	4,549	**2,587**	6,473
Cash flows from investing activities				
Change in loans	**(693)**	13	**(4,730)**	(1,328)
Proceeds from securitization of assets	**291**	567	**1,527**	1,529
Purchases of investment account securities	**(7,367)**	(6,504)	**(15,480)**	(21,342)
Sales of investment account securities	**5,621**	6,386	**15,141**	21,208
Change in securities purchased under reverse repurchase agreements	**(45)**	(360)	**(541)**	(1,589)
Net acquisition of premises and equipment	**(11)**	(31)	**(56)**	(57)
	(2,204)	71	**(4,139)**	(1,579)
Increase (decrease) in cash and cash equivalents	**(1,192)**	451	**(1,270)**	183
Cash and cash equivalents at beginning	**6,969**	6,596	**7,047**	6,864
Cash and cash equivalents at end	**5,777**	7,047	**5,777**	7,047
Cash and cash equivalents				
Cash	**481**	222	**481**	222
Deposits with financial institutions	**5,296**	6,825	**5,296**	6,825
	5,777	7,047	**5,777**	7,047
Supplementary information				
Interest and dividends paid	**275**	383	**1,420**	1,498
Income taxes paid	**74**	13	**460**	127

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Fiscal year ended October 31	
	2004	2003
Preferred shares at beginning	**375**	300
Issuance of preferred shares, Series 15	-	200
Redemption of preferred shares, Serie 12 for cancellation	-	(125)
Preferred shares at end	**375**	375
Common shares at beginning	**1,583**	1,639
Issuance of common shares	**42**	26
Repurchase of common shares for cancellation (Note 7)	**(80)**	(82)
Common shares at end	**1,545**	1,583
Contributed surplus at beginning	**2**	-
Stock option expense	**5**	2
Contributed surplus at end	**7**	**2**
Unrealized foreign currency translation adjustments at beginning	**6**	17
Losses on foreign exchange operations whose functionnal currency is other than the Canadian dollar, net of income taxes	**(16)**	(11)
Unrealized foreign currency translation adjustments at end	**(10)**	6
Retained earnings at beginning	**2,131**	1,945
Net income	**725**	624
Dividends		
Preferred shares	**(23)**	(25)
Common shares	**(243)**	(193)
Income taxes related to dividends on preferred shares, Series 12, 13 and 15	**(1)**	-
Premium paid on common shares repurchased for cancellation (Note 7)	**(302)**	(216)
Share issuance expenses, net of income taxes	-	(4)
Retained earnings at end	**2,287**	2,131
Shareholders' equity	**4,204**	4,097

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2004.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2003, except for the new standards described in Note 2.

As at October 31, 2004, the positive fair value of financial instruments used for trading purposes is presented under "Other assets" in the Consolidated Balance Sheet; the negative fair value is presented under "Other liabilities." Figures as at October 31, 2003 have been reclassified to conform to the presentation adopted in the current year.

2. Recent Accounting Standards Adopted

Generally Accepted Accounting Principles

On November 1, 2003, the Bank adopted the requirements of Section 1100 of the CICA Handbook, "Generally Accepted Accounting Principles." This Section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP") and identifies other sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The application of this standard eliminates certain practices that may have been used within a particular industry. The only material impact on the results of the Bank is that certain mortgage loan repayment fees are no longer amortized. Since November 1, 2003, certain fees have been recognized in the Consolidated Statement of Income under "Lending fees" when earned. Prior to November 1, 2003, mortgage loan repayment fees were deferred and amortized to interest income over the term of the loan. Following the adoption of Section 1100, an unamortized balance of mortgage loan repayment fees, which amounted to $25 million as at October 31, 2003 ($16 million net of income taxes), was recorded during the first quarter in the Consolidated Statement of Income under "Lending fees." In addition, following the adoption of Section 1100, net amounts receivable from financial institutions related to cheques and other items in the clearing process are presented as assets in the Consolidated Balance Sheet, while net amounts payable to individual financial institutions are presented as liabilities. As at October 31, 2003, the net balance for all financial institutions was presented as an asset in the Consolidated Balance Sheet.

Hedging relationships

On November 1, 2003, the Bank adopted CICA Accounting Guideline No.13 "Hedging Relationships" (AcG-13). This Guideline identifies the circumstances in which hedge accounting is appropriate and discusses the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but it does not cover hedge accounting techniques. Monetary or derivative financial instruments used in risk management that satisfy the conditions for hedge accounting are recorded using the hedge accounting methodology described in Note 1 of the 2003 Annual Report.

When a hedging relationship ceases to be effective, hedge accounting will be discontinued prospectively, and the financial instrument will be carried at fair value on the Consolidated Balance Sheet as of the date hedge accounting was discontinued.

Any subsequent changes in fair value will be recognized in "Other income" in conformity with EIC-128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments". Should the financial instrument once again qualify as a hedging relationship, then hedge accounting will take effect again on the new date of designation.

Derivative financial instruments that do not qualify for hedge accounting under AcG-13 are carried at fair value on the Consolidated Balance Sheet as at November 1, 2003. The resulting $16 million transitional gain is deferred and recognized in income over the remaining life term of the hedge item.

Impairment of long-lived assets
On November 1, 2003, the Bank adopted the recommendations of CICA standard "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The adoption of this standard had no impact on the consolidated financial statements for the fiscal year ended October 31, 2004.

Equity-linked deposit contracts
On November 1, 2003, the Bank adopted CICA Accounting Guideline No. 17 "Equity-Linked Deposit Contracts". Under this Guideline, the Bank may record at fair value certain deposit obligations for which the obligation varies according to the return on equities or an equity index and which entitle investors, after a specified period of time, to receive the higher of a stated percentage of their principal investment and a variable amount based on the return on equities or an equity index. Any subsequent changes in fair value are recognized in the Consolidated Statement of Income as they arise.

The adoption of this Guideline did not have a material impact on the consolidated financial statements for the fiscal year ended October 31, 2004.

3. Recent Accounting Standards Pending Adoption

Variable interest entities
On November 1, 2004, the Bank will adopt Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline is harmonized with new FASB Interpretation No. 46 (FIN46R) "Consolidation of Variable Interest Entities" and provides guidance on the application of the standards set out in Section 1590, "Subsidiaries" of the CICA Handbook for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. Based on information currently available, the application of the provisions of AcG-15 on November 1, 2004 will result in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The estimated impact of this standard will result in an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $93 million, "Non-controlling interest" of $45 million, and "Retained earnings" of $3 million. The Bank continues to assess the impact of this new Guideline on its consolidated financial statements.

Investment companies
In January 2004, the CICA issued Accounting Guideline No.18 "Investment Companies." Under this Guideline, investment companies would be required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of the Guideline will apply to the Bank as of November 1, 2004. They may be applied prospectively or retroactively. The Bank is currently evaluating the impact of this new Guideline.

4. Loans and Impaired Loans

	Gross amount	Impaired loans: Gross	Specific allowances	Country risk allowance	Net
October 31, 2004					
Residential mortgage	**15,500**	**4**	**2**	**-**	**2**
Personal and credit card	**7,825**	**32**	**17**	**-**	**15**
Business and government	**18,751**	**352**	**209**	**-**	**143**
	42,076	**388**	**228**	**-**	**160**
General allowance [(1)]					**(350)**
Impaired loans, net of specific and general allowances					**(190)**
October 31, 2003					
Residential mortgage	13,976	7	3	-	4
Personal and credit card	6,101	33	17	-	16
Business and government	18,934	436	186	19	231
	39,011	476	206	19	251
General allowance [(1)]					(405)
Impaired loans, net of specific and general allowances					(154)

As at October 31, 2004, net foreclosed assets held for sale represented a negligible net amout ($6 million as at October 31, 2003) and foreclosed assets held for use, $1 million ($4 million as at October 31, 2003).

[(1)] *The general allowance for credit risk was created taking into account the Bank's credit in its entirety.*

5. Allowances for Credit Losses

The changes made to allowances during the year are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	Country risk allowance	**2004**	2003
Allowances at beginning	206	300	105	19	**630**	662
Provision for credit losses	141	(28)	(27)	-	**86**	177
Write-offs	(178)	-	-	(19)	**(197)**	(259)
Recoveries	59	-	-	-	**59**	50
Allowances at end	228	272	78	-	**578**	630

6. Pension and Other Employee Future Benefits

	Quarter ended			Fiscal year ended	
	October 31 2004	July 31 2004	October 31 2003	**October 31 2004**	October 31 2003
Pension benefit expense	**5**	11	8	**38**	32
Other employee future benefit expense	**3**	2	1	**11**	26

7. Capital Stock

Issued and fully paid as at October 31, 2004

First preferred shares	
7,000,000 shares, Series 13	175
8,000,000 shares, Series 15	200
	375
167,430,253 common shares	1.545
	1.920
6,180,960 stock options outstanding	N/A

Repurchase of common shares

On December 8, 2003, the Bank commenced a normal course issuer bid for the repurchase of up to 8.700.000 common shares over a 12-month period ending no later than December 7, 2004. Repurchases were made on the open market at market prices through the facilities of The Toronto Stock Exchange. Premiums paid above the average carrying value of the common shares were charged to retained earnings.

As at October 31, 2004, the Bank completed the repurchase of 8.700.000 common shares at a cost of $382 million, which reduced common equity capital by $80 million and retained earnings by $302 million.

8. Securitization

CMHC-guaranteed mortgage loans

During the fourth quarter of 2004, the Bank securitized $291 million of guaranteed residential mortgage loans through the creation of mortgage-backed securities. The Bank received net cash proceeds of $289 million and retained the rights to the excess spread of $11 million generated on the mortgage loans. The Bank also recorded a servicing liability of $2 million. A pre-tax gain of $7 million, net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues."

Credit card receivables

Following the maturity of a $200 million bond during the fourth quarter of 2004, gross securitized credit card receivables outstanding declined from $1.1 billion to $900 million as at October 31, 2004.

9. Guarantees, Commitments and Contingent Liabilities

As at October 31, 2004, there were no significant changes with respect to the guarantees issued by the Bank as defined in Accounting Guideline No.14, "Disclosure of Guarantees" and presented in Note 18 to the Consolidated Financial Statements for the year ended October 31, 2003, except for the addition of the following guarantees:

Backstop liquidity facilities - multi-seller conduit

The Bank administers a multiseller conduit that buys various financial assets from clients and finances these purchases by issuing asset-backed commercial paper. The Bank provides backstop liquidity facilities for commercial paper to the multi-seller conduit. These backstop liquidity facilities may only be drawn upon if, after a market disruption, the conduit was unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. The terms of the backstop liquidity facilities do not require the Bank to advance money to the conduit in the event of a bankruptcy or to fund non-performing or defaulted assets. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at October 31, 2004, the maximum potential future payments that the Bank may be required to make under these backstop liquidity facilities was $1,115 million. No amount has been accrued in the Consolidated Balance Sheet with respect to these backstop liquidity facilities.

Other indemnification agreements

As a member of a securities transfer network, and pursuant to the membership agreement and the regulations governing the operation of the network, the Bank granted a mortgage to the network that could be used in the event another member fails to meet its contractual obligations. Due to the nature of the agreement, the Bank is unable to estimate the maximum amount it may be required to pay. This commitment will end when the Bank ceases to be a member of the network. No amount has been accrued in the Consolidated Balance Sheet with respect to this agreement.

10.Segment Disclosures

Quarter ended October 31

		Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
		2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Net interest income	(1)	**326**	321	**24**	24	**110**	30	**(73)**	(54)	**387**	321
Other income	(1)	**179**	162	**156**	150	**136**	244	**36**	26	**507**	582
Total revenues		**505**	483	**180**	174	**246**	274	**(37)**	(28)	**894**	903
Operating expenses		**316**	304	**139**	138	**146**	153	**24**	28	**625**	623
Contribution		**189**	179	**41**	36	**100**	121	**(61)**	(56)	**269**	280
Provision for credit losses		**39**	40	**-**	-	**(1)**	19	**(46)**	(9)	**(8)**	50
Income before income taxes and non-controlling interest		**150**	139	**41**	36	**101**	102	**(15)**	(47)	**277**	230
Income taxes	(1)	**53**	46	**15**	13	**36**	37	**(27)**	(30)	**77**	66
Non-controlling interest		**-**	-	**1**	1	**-**	-	**7**	5	**8**	6
Net income (net loss)		**97**	93	**25**	22	**65**	65	**5**	(22)	**192**	158
Average assets		**41,631**	39,102	**840**	802	**40,305**	39,320	**(4,711)**	(5,156)	**78,065**	74,068

Fiscal year ended October 31

		Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
		2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Net interest income	(2)	**1 289**	1 248	**93**	91	**256**	186	**(255)**	(201)	**1,383**	1,324
Other income	(2)	**666**	629	**650**	567	**731**	745	**119**	97	**2,166**	2,038
Total revenues		**1,955**	1,877	**743**	658	**987**	931	**(136)**	(104)	**3,549**	3,362
Operating expenses		**1 216**	1 162	**576**	526	**541**	527	**59**	42	**2,392**	2,257
Contribution		**739**	715	**167**	132	**446**	404	**(195)**	(146)	**1,157**	1,105
Provision for credit losses		**136**	155	**-**	-	**52**	63	**(102)**	(41)	**86**	177
Income before income taxes and non-controlling interest		**603**	560	**167**	132	**394**	341	**(93)**	(105)	**1,071**	928
Income taxes	(2)	**215**	202	**58**	46	**144**	122	**(99)**	(93)	**318**	277
Non-controlling interest		**-**	-	**4**	4	**-**	-	**24**	23	**28**	27
Net income (net loss)		**388**	358	**105**	82	**250**	219	**(18)**	(35)	**725**	624
Average assets		**40,544**	38,679	**834**	805	**42,364**	37,819	**(5,070)**	(5,493)	**78,672**	71,810

Personal and Commercial

The Personnal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management

The Wealth Management segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets

The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management, and corporate brokerage.

Other

The Other heading comprises securitization operations, gains on the sale of operations, certain non-recurring items and the unallocated portion of centralized service units.

(1) **Taxable equivalent**

The accounting policies are the same as those described in the Note on accounting policies (Note 1), with the exception of net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable.For all of the operating segments, net interest income was grossed up by $16 million ($12 million in 2003) and other income by $22 million ($19 million in 2003). An equal amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

(2) For the fiscal year ended October 31, 2004, net interest income was grossed up by $62 million ($42 million in 2003) and other income by $46 million ($55 million in 2003). An equivalent amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Public Relations

600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: www.nbc.ca
General information: telnat@nbc.ca

Quarterly report publication dates for fiscal 2004-2005

First quarter	February 24, 2005
Second quarter	May 26, 2005
Third quarter	August 25, 2005
Fourth quarter	December 8, 2005

DISCLOSURE OF 4th QUARTER 2004 RESULTS

Conference Call

- A conference call for analysts and institutional investors will be held on **December 2, 2004 at 1:00 p.m. ET.**
- Access by telephone is **1-877-211-7911** or **(416) 405-9310**
- A recording of the conference call can be heard until December 9, 2004 by calling **1-800-408-3053 or (416) 695-5800**. The access code is **3113879**.

Webcast:

- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents

- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer agent and registrar

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
E-mail: **clientele@tbn.bnc.ca**

Direct deposit service for dividends

Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the Transfer Agent, National Bank Trust Inc., in writing.

Dividend Reinvestment Plan

National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares.
For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

About the National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets close to $89 billion and, together with its subsidiaries, employs close to 16,500 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

For more information:

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644


NATIONAL
BANK
OF CANADA

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***RÉAL RAYMOND***, President and Chief Executive Officer of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers'Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***October 31, 2004*** ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings ; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

December 1st, 2004

(signed) Réal Raymond

Réal Raymond
President and Chief Executive Officer
National Bank of Canada

File No. 82-3764


NATIONAL
BANK
OF CANADA

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***MICHEL LABONTÉ***, Senior Vice-President Finance, Technology and Corporate Affairs of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers'Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***October 31, 2004*** ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings ; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

December 1st, 2004

(signed) Michel Labonté

Michel Labonté
Senior Vice-President Finance, Technology and Corporate Affairs
National Bank of Canada

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on November 22, 2004

We acknowledge receipt of the price fixing supplement no. 14 dated November 22, 2004 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of the NBC Ex-Tra Total Return Linked Notes due December 1, 2014. This document now forms part of the public files of the *Agence nationale d'encadrement du secteur financier* (also known under the name "Autorité des marchés financiers").

Fees in the amount of $1,462.68 will be payable at the time of the filing of the report under Section 98.1 of the Regulation.

Yours truly,

[signature]


AUTORITÉ
DES MARCHÉS
FINANCIERS

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N°: 2026

Montréal le 10 décembre 2004

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 22 novembre 2004

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°14 daté du 22 novembre 2004 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC Ex-Tra échéant le 1er décembre 2014. Ce document fait maintenant partie des dossiers publics de l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »).

Des droits au montant de 1 462,68 $ seront exigibles et devront être versés lors du dépôt du rapport prévu à l'article 98.1 du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/ale

Agence nationale d'encadrement du secteur financier
800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

For immediate release



Press Release

National Bank of Canada announces $350 million offering of medium term notes

Montreal, December 15, 2004 – National Bank of Canada (the "Bank") announced today the offering of Series 3 Medium Term Notes for gross proceeds of up to $350 million. The net proceeds from the issuance of the Notes will be added to the general funds of the Bank and will be used for general banking purposes. The offering is scheduled to close on December 20, 2004.

The Bank will issue CAD$350 million of 4.926% Series 3 Notes, which will be dated December 20, 2004 and will mature on December 22, 2019. Interest on the Notes will be paid semi-annually at 4.926% per annum until December 22, 2014 and thereafter will be equal to the 90-day Bankers' Acceptance Rate plus 1% and will be payable quarterly.

The Series 3 Notes have been assigned a rating of A (low) with a stable trend from Dominion Bond Rating Services Limited, A- from Standard & Poor's Rating Service and A2 with a positive outlook from Moody's Investors Service, Inc.

The offering of the Series 3 Notes is made pursuant to the Short Form Base Shelf Prospectus dated March 4, 2004 and a pricing supplement relating to the Series 3 Notes which will be filed by the Bank with the securities regulatory authorities in all provinces of Canada. National Bank Financial Inc. acted as lead agent for the offering and CIBC World Markets Inc. acted as co-lead agent. The other members of the syndicate included RBC Capital Markets, Scotia Capital Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Merrill Lynch Canada Inc., Laurentian Bank Securities Inc., HSBC Securities (Canada) Inc. and Casgrain and Company Limited.

About the National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets close to $89 billion and, together with its subsidiaries, employs nearly 16,500 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Information: (*The telephone number provided below is for the exclusive use of journalists and other media representatives.*)

Denis Dubé
Manager, Public Relations Department
National Bank of Canada
Tel.: (514) 394-8644

Public Relations Department
National Bank of Canada
600 rue de La Gauchetière West
10th Floor
Montréal Quebec H3B 4L2

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No.15 dated December 15, 2004.

(to the short form shelf prospectus dated July 14, 2003)


NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2014

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2004-12 Notes	CUSIP No.: ISIN No.:	633067541 CA 6330675415
ISSUE SIZE:	Minimum 50,000 Notes (CDN$5,000,000) Maximum 150,000 Notes (CDN$15,000,000)		
INITIAL INDEX VALUE:	CDN$99 per Note		
ISSUE AND DELIVERY DATE:	December 21, 2004		
NET PROCEEDS TO BANK:	Minimum CDN$ 4,950,000 Maximum CDN$14,850,000 (if all the Notes are sold and excluding expenses of issue)		
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	2,414,517 (excluding those described in this Pricing Supplement)		
MATURITY DATE:	December 22, 2014		
MANAGEMENT FEE:	1.00% per annum		
SERVICE FEE:	1.00% per annum		

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a) the Annual Information Form of the Bank dated November 28, 2003;

b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2003, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2002 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2003;

c) the Management Proxy Circular dated January 22, 2004 in connection with the Bank's annual meeting of shareholders held on March 10, 2004, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference;

d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2004 and 2003;

e) the Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended April 30, 2004 and 2003;

f) the Third Quarterly Report to shareholders of the Bank for the quarter ended July 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended July 31, 2004 and 2003;

g) a material change report dated as of October 1st, 2004; and

h) the Fourth Quarterly Report to shareholders of the Bank for the quarter ended October 31, 2004 which includes the unaudited consolidated financial statements of the Bank for the quarters ended October 31, 2004 and 2003 and for the years ended October 31, 2004 and 2003 and management's discussion and analysis thereon.


NATIONAL BANK
TRUST

December 17, 2004

SUBJECT : NATIONAL BANK OF CANADA INC.
CUID CA633067

To Whom it may concern,

In accordance with The National Instrument 54-101, we hereby advise you that the Annual Meeting date for the above-mentioned company is **March 2, 2005.**

The record date, for the determination of the shareholders entitled to receive notice of said Meeting, is fixed on **January 13, 2005.**

NATIONAL BANK TRUST INC.
SHARE OWNERSHIP MANAGEMENT
NATIONAL BANK OF CANADA INC.

Signed by: Danielle Sabourin
Authorized Officer

900-1100 rue University
Montréal (Québec)
H3B 2G7

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on December 16, 2004

We acknowledge receipt of the price fixing supplement no. 15 dated December 15, 2004 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of the NBC Ex-Tra Total Return Linked Notes due December 22, 2014. This document now forms part of the public files of the *Agence nationale d'encadrement du secteur financier* (also known under the name "Autorité des marchés financiers").

Fees in the amount of $943.66 will be payable at the time of the filing of the report under Section 98.1 of the Regulation.

Yours truly,

[signature]


AUTORITÉ
DES MARCHÉS
FINANCIERS

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N°: 2026

Montréal le 21 décembre 2004

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 16 décembre 2004

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°15 daté du 15 décembre 2004 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC-Ex-Tra échéant le 22 décembre 2014. Ce document fait maintenant partie des dossiers publics de l'Autorité des marchés financiers.

Des droits au montant de 943,66 $ seront exigibles et devront être versés lors du dépôt du rapport prévu à l'article 98.1 du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: National Bank of Canada

Participation Fee for the Financial Year Ending: October 31, 2005

Class 1 Reporting Issuer (Canadian Issuer – Listed in Canada)

Market value of equity securities:		
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year (October 31, 2004)	167 430 253	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year	X 44.28$	
Market value of class or series =	7 413 811 602$	
		7,413,811,602$(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		0$(A)
Market value of corporate debt or preferred shares: **SEE SCHEDULE A**		3 773 020 000$
(Repeat for each class or series of corporate debt or preferred shares)		(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		11 186 831 602$
Total fee payable in accordance with Appendix A of the Rule		75 000$
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		0$
	Fee to be paid:	75 000$

Schedule A

Market Value of Corporate Debt and Preferred Shares
(in Canadian dollars)

- Corporate Debts:

For each of the corporate debts of the Bank, the market value was calculated using either the book value or the market price of such debts, as of the end of its last financial year.

Total - market value, as of October 31, 2004: **3 373 000 000$**

- Preferred Shares:

The market value was calculated using the total number of each class of preferred shares outstanding as of October 31, 2004 multiplied by the simple average of the closing price of that class as of the last trading day of each of the months of the financial year:

Class J preferred shares:	7000,000 * 26.70$:	186 900 000$
Class k preferred shares:	8000,000 * 26.64$:	213 120 000$
Total - Total - market value:		400 020 000$

Total - market value of corporate debt and preferred shares: $ 3,773,020,000